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05007206

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tencent Holdings Ltd

*CURRENT ADDRESS

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**NEW ADDRESS

FILE NO. 82- 34792 FISCAL YEAR 12-31-04

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DAT : 4/15/05

Tencent 腾讯

Tencent Holdings Limited

騰訊控股有限公司

Incorporated in the Cayman Islands with limited liability

於開曼群島註冊成立的有限公司

ARIS
12-31-04

RECEIVED
2005 APR ...
OFFICE OF ...
CORPORATE ...



RTX
智慧溝通 靈感無限
smart communication inspires

2004 Annual Report

二零零四年報

CORPORATE INFORMATION

DIRECTORS

Executive Directors

Ma Huateng *(Chairman)*
Zhang Zhidong

Non-Executive Directors

Antonie Andries Roux
Charles St Leger Searle

Independent Non-Executive Directors

Li Dong Sheng
Iain Ferguson Bruce
Ian Charles Stone

AUDIT COMMITTEE

Iain Ferguson Bruce *(Chairman)*
Ian Charles Stone
Charles St Leger Searle

COMPANY SECRETARY

Lau Suk Yi

QUALIFIED ACCOUNTANT

Lo, John Shek Hon

AUDITORS

PricewaterhouseCoopers
Certified Public Accountants

PRINCIPAL BANKER

The Hongkong and Shanghai Banking Corporation Limited

REGISTERED OFFICE

Century Yard, Cricket Square
Hutchins Drive, P.O. Box 2681 GT
George Town, Grand Cayman
Cayman Islands

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

5th to 10th Floor, FIYTA Hi-Tech Building
Gaoxinnanyi Avenue, Southern District of Hi-Tech Park
Shenzhen, 518057
the PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 3002, 30th Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Butterfield Bank (Cayman) Limited
Butterfield House
68 Fort Street, P.O. Box 705
George Town, Grand Cayman
Cayman Islands

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

WEBSITE

www.tencent.com

STOCK CODE

700

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Year ended 31 December			
	2001	2002	2003	**2004**
	RMB'000	RMB'000	RMB'000	**RMB'000**
Revenues	49,076	263,107	734,957	**1,143,533**
Gross profit	31,032	191,433	505,409	**727,317**
Profit before tax	10,216	143,765	338,209	**469,236**
Net profit	10,216	140,707	322,196	**446,702**

CONDENSED CONSOLIDATED BALANCE SHEETS

	As at 31 December			
	2001	2002	2003	**2004**
	RMB'000	RMB'000	RMB'000	**RMB'000**
ASSETS				
Non-current assets	16,868	38,851	91,139	**309,454**
Current assets	48,674	174,815	484,577	**2,553,867**
Total assets	65,542	213,666	575,716	**2,863,321**
EQUITY AND LIABILITIES				
Shareholders' equity	48,324	197,950	471,957	**2,652,238**
Non-current liabilities	—	3,058	988	**—**
Current liabilities	17,218	12,658	102,771	**211,083**
Total liabilities	17,218	15,716	103,759	**211,083**
Total equity and liabilities	65,542	213,666	575,716	**2,863,321**

CHAIRMAN'S STATEMENT


Mobile

Ma Huateng
Chairman

The year of 2004 marked one of the milestones for the Group. On 16 June 2004, the Company was listed on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") and total gross proceeds of RMB1,905.2 million were received. I am pleased to present our first annual report for the year ended 31 December 2004 to the shareholders as a publicly listed company.

OPERATING RESULTS

We achieved impressive growth across all of our business segments in 2004. Total revenues for the year 2004 increased by 55.6% to RMB1,143.5 million compared with the same period last year. The revenues from Internet value-added services ("IVAS") increased by 91.1% to RMB439.0 million and revenues from mobile & telecommunications value-added services ("MVAS") grew 37.2% to RMB641.2 million and revenues from online advertising increased by 66.9% to RMB54.8 million.

The Group's audited net profit for the year ended 31 December 2004 was RMB446.7 million, an increase of 38.6% compared with the results for the year ended 31 December 2003. Basic and diluted earnings per share for the year ended 31 December 2004 were RMB0.293 and RMB0.287, respectively.

BUSINESS REVIEW

The year of 2004 was both a challenging and a rewarding year for the Group. During the year, growth in our MVAS business lessened as mobile operators implemented various measures to regulate the MVAS industry. In addition, competition in the market intensified as a number of industry peers saw the power of our instant messaging ("IM") platform and stepped up their efforts in developing competing IM services. In the face of these challenges, we have focused on strengthening our IM platform through improving its functionalities and performance, and introducing innovative value-added services to enhance our user experience. We have continued to build our QQ.com portal and our QQ Game Portal as additional platforms to deliver value-added services to our users. We have also worked hard to ensure that high quality MVAS services are delivered to our users during the transitional periods. As a result of our efforts, we have registered significant growth in our various online platforms, allowing us to consolidate our position of being a leading provider of Internet and mobile value-added services in China.

In 2004, our QQ IM platform continued to register strong growth. By the end of 2004, our IM platform had approximately 135 million active registered user accounts, a growth of 65% over 2003. The peak simultaneous online user accounts recorded for our IM services was approximately 9.4 million, a growth of 90% over 2003.

Leveraging the strength of our IM platform, we have grown our IVAS business significantly. IVAS paying subscriptions were 8.3 million as of the end of 2004, increasing 20% over 2003. Our avatar service was a key growth driver for our IVAS business, in particular. Through avatar, our users can personalise their presence in our IM community, enriching the online experience for themselves and other people who interact with them. The success of our avatar service clearly demonstrated the strong community effect of our IM platform, which can be leveraged in the promotion of other new services to our users in the future.

We have also expanded our online gaming offerings significantly in 2004. QQ Game Portal recorded over one million peak concurrent users in the fourth quarter of 2004, and has become the leading casual game portal in China. In late December, we soft-launched our first advanced casual game, QQ Tang, for open beta testing and have received favorable responses from our users. We have also devoted resources to the development of QQ Fantasy, our first self-developed Massive Multi-player Online Game ("MMOG"), which we expect to introduce in the third quarter of 2005.

To strengthen our QQ.com portal, we expanded our editorial staff significantly and increased both the depth and breadth of the content offered in QQ.com. As a result of these efforts, QQ.com has registered strong growth in its traffic in the year of 2004. According to Alexa.com, QQ.com was the fourth most popular portal in China and the 13th most popular website in the world as of the end of 2004.

The significant traffic growth in our IM platform and QQ.com has benefited our online advertising business. Although the contribution of advertising revenue from QQ.com was still relatively small as of the end of 2004, we believe QQ.com has the potential to become an important advertising platform for us and we will focus on cultivating this potential in the future.

CHAIRMAN'S STATEMENT

In 2004, growth in our MVAS business slowed down as we adjusted to measures introduced by mobile operators to regulate the MVAS industry as a whole. During the fourth quarter of 2004, due to the "clean-up" of inactive accounts related to MISC integration, MVAS business of the Company declined compared to the previous quarter. In addition, our 161 Mobile Chat fee-sharing arrangement with China Mobile expired in the fourth quarter, which will start to negatively impact our revenues in the first quarter of 2005. Despite all these challenges, we believe the measures introduced by the mobile operators are beneficial to the healthy growth of the MVAS industry in the forseeable future. We will continue to work closely with the mobile operators to further strengthen and develop our MVAS business.

DIVIDEND

The board of directors ("the Board") has recommended the payment of a final dividend of HKD0.07 per share (2003: RMB0.023) for the year ended 31 December 2004, subject to the approval of the shareholders in the Annual General Meeting to be held on 27 April 2005. The proposed dividend is expected to be payable on 17 May 2005 to shareholders whose names appear on the register of members of the Company on 27 April 2005.

BUSINESS OUTLOOK

We believe the IVAS and MVAS markets in China offer exciting long-term opportunities for us. During 2004, the number of Internet and mobile users in China continued to grow. Despite the large user base, we believe the market is still at a nascent stage of development from a revenue generation perspective, and accordingly, the market is susceptible to short-term volatilities and uncertainties. For example, the mobile value-added services segment in China has seen a number of changes in 2004 that caused a negative impact to value-added service providers in general. However, we believe that as Chinese consumers become more affluent and more experienced in the Internet, and as new technology, applications and services are introduced, the strong secular growth trend in the IVAS and MVAS markets will be intact over the long term. We are committed to making investments in research and development, contents, servers and bandwidth as well as marketing to strengthen our leading position and prepare ourselves for the significant opportunities ahead of us.

APPRECIATION

The dedication of the management and staff of the Group is an important ingredient necessary to meet the challenges and opportunities ahead. We would like to take this opportunity to record our cordial thanks to them all.

Ma Huateng
Chairman

Hong Kong, 17 March 2005

OPERATING INFORMATION

The following table sets forth certain operating statistics relating to our IM community and value-added services as of the dates and for the periods presented:

	For the 16-day period ended 31 December 2004	For the 15-day period ended 30 September 2004	For the 16-day period ended 31 December 2003
		(in millions)	
Registered IM user accounts (at end of period)	369.7	355.3	256.1
Active user accounts	134.8	119.3	81.5
Peak simultaneous online user accounts (for the quarter)	9.4	7.3	4.9
Average daily user hours	114.6	79.2	51.4
Average daily messages[1]	1,580.2	1,210.7	681.8
Fee-based Internet value-added services registered subscriptions (at end of period)	8.3	6.9	6.9
Fee-based mobile and telecommunications value-added services registered subscriptions (at end of period)[2]	8.8	12.5	13.1

Notes:

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by the Group or through mobile operators. Substantially all the decline in fee-based subscriptions was due to the discontinuation of the 161 Mobile Chat fee sharing arrangement at the end of December 2004.



Year Ended 31 December 2004 Compared to Year Ended 31 December 2003

The following discussion covers the results for the two years ended 31 December 2004. Our results, however, fluctuate from quarter to quarter. You should read the following discussion together with the quarterly discussion below.

Revenues. Revenues increased by 55.6% from RMB735.0 million for the year ended 31 December 2003 to RMB1,143.5 million for the year ended 31 December 2004, as a result of a significant increase in revenues from both Internet value-added services and mobile and telecommunications value-added services. The following table sets forth our revenues by lines of business for the years ended 31 December 2003 and 2004:

	Year ended 31 December			
	2004		2003	
	Amount	**% of total revenues**	Amount	% of total revenues
	RMB'000		RMB'000	
Internet value-added services	**439,041**	**38.4%**	229,690	31.3%
Mobile and telecommunications value-added services	**641,190**	**56.1%**	467,369	63.6%
Online advertising	**54,801**	**4.8%**	32,841	4.4%
Others	**8,501**	**0.7%**	5,057	0.7%
Total revenues	**1,143,533**	**100.0%**	734,957	100.0%

Revenues from our Internet value-added services increased by 91.1% from RMB229.7 million for the year ended 31 December 2003 to RMB439.0 million for the year ended 31 December 2004. Revenues from our various community services and interactive entertainment, in particular avatars, increased as our user adoption grew. In addition, we continued to grow our membership subscriptions through various promotional activities. Several new products and services, particularly online games and "cyber hard disk", and the development of new fee collection channels also contributed to the increase in revenues from Internet value-added services.



Revenues from our mobile and telecommunications value-added services increased by 37.2% from RMB467.4 million for the year ended 31 December 2003 to RMB641.2 million for the year ended 31 December 2004. Although some of our mature products and services, such as Mobile QQ, were affected by the "cleaning up" of inactive customer accounts undertaken by mobile operators, revenues from mobile chat services and mobile content services continued to grow. In addition, revenues from newly launched services, such as mobile voice value-added services comprising ringback tones and mobile IVR, contributed to the increased revenues. Revenues from 2.5G-related services also increased significantly due to the increased popularity of 2.5G services offered by mobile operators.

Revenues from online advertising increased by 66.9% from RMB32.8 million for the year ended 31 December 2003 to RMB54.8 million for the year ended 31 December 2004. The increase in revenues reflected our growing customer base and our increased advertising generated by the QQ.com portal. Moreover, revenues from online advertising for the year ended 31 December 2003 were negatively affected due to the outbreak of the SARS epidemic.



Cost of revenues. Cost of revenues increased by 81.3% from RMB229.5 million for the year ended 31 December 2003 to RMB416.2 million for the year ended 31 December 2004. The increase principally reflected the increases in the amount of telecommunications operators' revenue share and imbalance fees, bandwidth and server custody fees and staff costs directly attributable to our services and products. As a percentage of revenues, cost of revenues increased from 31.2% in the year ended 31 December 2003 to 36.4% in the year ended 31 December 2004 mainly due to the increase in the amount of imbalance fees as a result of the increased volume of traffic imbalance. Staff costs also increased in advance of our revenues as we recruited additional staff to support our growing product and service offerings. The following table sets forth our cost of revenues by lines of business for the year ended 31 December 2003 and 2004:

	Year ended 31 December			
	2004		2003	
	Amount RMB'000	**% of segment revenues**	Amount RMB'000	% of segment revenues
Internet value-added services	**143,133**	**32.6%**	75,489	32.9%
Mobile and telecommunications value-added services	**243,927**	**38.0%**	141,916	30.4%
Online advertising	**17,514**	**32.0%**	10,499	32.0%
Others	**11,642**	**136.9%**	1,644	32.5%
Total cost of revenues	**416,216**		229,548	

Cost of revenues for our Internet value-added services increased by 89.6% from RMB75.5 million for the year ended 31 December 2003 to RMB143.1 million for the year ended 31 December 2004. The amount of fees retained by mobile operators for their share of revenues and imbalance fees increased as the fees collected through that channel increased for the full year. However, in the fourth quarter of 2004, these fees decreased as a result of a gradual diversification of some of our collection channels into non-mobile based channels and smaller imbalance fees as we reduced the traffic imbalance volume. As we offered an increasing variety of Internet value-added services in 2004, we had to increase our bandwidth and server capacity, content subscription and support staff.

Cost of revenues for our mobile and telecommunications value-added services increased by 71.9% from RMB141.9 million for the year ended 31 December 2003 to RMB243.9 million for the year ended 31 December 2004. The increase mainly reflected the increase in the amount of fees retained by mobile operators for their share of revenues and imbalance fees. Imbalance fees grew as the traffic imbalance grew and as certain mobile operators increased the amount of imbalance fees. Staff costs also increased as we increased the number of staff to support our various new products and services. As we enriched our content offering, content subscription charges increased.



Cost of revenues for our online advertising increased by 66.8% from RMB10.5 million for the year ended 31 December 2003 to RMB17.5 million for the year ended 31 December 2004. The increase mainly reflected increased amount of sales commissions paid to advertising agencies and increased bandwidth charges as we increased the volume of advertising contracts.

Other operating income/(expenses), net. We recorded other operating income of RMB11.0 million for the year ended 31 December 2004 relating to a financial subsidy of RMB7.2 million received from the local government and fair value gains on financial instruments of RMB3.8 million. The financial subsidy was granted to us as part of the local government's efforts to promote development of the high-tech software business.

Selling and marketing expenses. Selling and marketing expenses increased by 93.8% from RMB56.0 million for the year ended 31 December 2003 to RMB108.5 million for the year ended 31 December 2004. The increase principally reflected increased promotional and advertising activities relating to the launch of and promotional efforts relating to several new products and new distribution channels, such as Vnet, E-sales and banks. For the year ended 31 December 2004, we increased our outsourcing as we expanded our customer support activities. In addition, we incurred higher level of travel and entertainment costs relating to our marketing efforts as we participated in trade shows and exhibitions more actively.

General and administrative expenses. General and administrative expenses increased by 51.8% from RMB112.0 million for the year ended 31 December 2003 to RMB170.1 million for the year ended 31 December 2004. The increase primarily reflected the increase in research and development costs as a result of an increase in the number of research and development staff and technical personnel supporting our overall business, including in particular online gaming, web portal and IM functionalities. Staff cost also increased significantly as a result of a higher number of staff and increased salary. The increase in our office lease rental payments relating to our new Shenzhen headquarters was mostly offset by the reductions in office maintenance expenses incurred at our previous offices.

Finance income, net. Finance income, net increased by 369.7% from RMB2.0 million for the year ended 31 December 2003 to RMB9.4 million for the year ended 31 December 2004. The increase was mainly due to the interest income generated from placing the cash proceeds from our initial public offering into interest-earning financial assets. Increases in interest rates in general that occurred in 2004 also contributed to the increase.

Income tax expenses. We recorded profit taxes of RMB22.5 million for the year ended 31 December 2004 compared to RMB16.0 million for the year ended 31 December 2003. The increase in profit taxes mainly reflected the increase in our profit before tax. Starting from 2003, Tencent Technology has been selling software to Tencent Computer under our structure contracts. Upon obtaining a formal approval from the local tax bureau in the PRC, the cost of the software, which is amortised as expenses at Tencent Computer over its estimated contractual useful lives, will be allowed for income tax deduction claims in ascertaining the assessable profits of Tencent Computer. Accordingly, these intra-group arrangements have given rise to a potential temporary difference between the accounting base in our consolidated financial statements and the tax base in the financial statements of Tencent Computer. The related potential deferred tax assets, estimated to be in the amount RMB98.1 million as at 31 December 2004 based on the enacted 15% tax rate applicable to enterprises based in Shenzhen, have not been recognised in our consolidated financial statements because there is no reasonable certainty that Tencent Computer will obtain the necessary approval from the local tax bureau. Management has lodged an application with the relevant authorities in 2004, but there has not been any affirmative confirmation obtained.

Net profit. As a result of the factors discussed above, net profit increased by 38.6% from RMB322.2 million for the year ended 31 December 2003 to RMB446.7 million for the year ended 31 December 2004. Net margin was 39.1% for the year ended 31 December 2004 compared to 43.8% for the year ended 31 December 2003.

Fourth Quarter of 2004 Compared to Third Quarter of 2004

The following discussion covers the results of the two quarters ended 31 December 2004. The quarterly results, however, are not necessarily indicative of our results for the full year. You should read the following discussion together with the annual discussion above.



The following table sets forth the comparative figures for fourth quarter ended 31 December 2004 and the third quarter ended 30 September 2004:

	Three months ended	
	31 December 2004 RMB'000	30 September 2004 RMB'000
	(Unaudited)	
Revenues	314,481	300,986
Cost of revenues	(114,037)	(114,652)
Gross profit	200,444	186,334
Other operating income, net	9,564	1,457
Selling and marketing expenses	(31,501)	(27,472)
General and administrative expenses	(58,019)	(49,647)
Profit from operations	120,488	110,672
Finance income, net	4,053	3,425
Profit before tax	124,541	114,097
Income tax expenses	(6,407)	(6,122)
Net profit	118,134	107,975

Revenues. Revenues increased by 4.5% from RMB301.0 million for the third quarter of 2004 to RMB314.5 million for the fourth quarter of 2004. The following table sets forth our revenues by lines of business for the third quarter of 2004 and the fourth quarter of 2004:

	Three months ended			
	31 December 2004		**30 September 2004**	
	Amount	**% of total revenues**	**Amount**	**% of total revenues**
	RMB'000		**RMB'000**	
Internet value-added services	125,149	39.8%	109,393	36.4%
Mobile and telecommunications value-added services	168,664	53.6%	173,655	57.7%
Online advertising	17,744	5.6%	15,995	5.3%
Others	2,924	1.0%	1,943	0.6%
Total revenues	314,481	100.0%	300,986	100.0%



Revenues from our Internet value-added services increased by 14.4% from RMB109.4 million for the third quarter of 2004 to RMB125.1 million for the fourth quarter of 2004. The increase mainly reflected the healthy growth in our Internet value-added services, including the continuing success of avatars and the growth in our fairly new products and services, such as online games and "cyber hard disk" online data storing services. In addition, revenues from various newly launched products also contributed to our revenue growth. The increase was partially offset by a decrease in some of the more mature services, such as online dating and QQXing.

Revenues from our mobile and telecommunications value-added services decreased by 2.9%, from RMB173.7 million for the third quarter of 2004 to RMB168.7 million for the fourth quarter of 2004. The "cleaning up" of inactive customer accounts undertaken by mobile operators and the slowdown of mobile content industry in general negatively impacted our mobile IVR services, some of our mobile news and information content services and our music and picture/image downloading services. These decreases, however, were partially compensated by increased revenues from our ringback tones and mobile chat services.

Revenues from online advertising increased by 10.9%, from RMB16.0 million for the third quarter of 2004 to RMB17.7 million for the fourth quarter of 2004. The increase reflected the continued growth of our online advertising business offered through our IM platform and the QQ.com portal.

Cost of revenues. Cost of revenues decreased by 0.5%, from RMB114.7 million in the third quarter of 2004 to RMB114.0 million in the fourth quarter of 2004. The decrease principally reflected the decrease in the amount of telecommunications operators' revenue share and imbalance fees. Content subscription costs, however, increased as we offered richer content. Expenses associated with our bandwidth capacity and servers also increased as we supported more bandwidth intensive services. In addition, staff costs increased as we recruited additional staff to support our broader range of products and services. As a percentage of revenues, cost of revenues decreased from 38.1% in the third quarter of 2004 to 36.3% in the fourth quarter of 2004. The following table sets forth our cost of revenues by lines of business for the third quarter of 2004 and the fourth quarter of 2004:

	Three months ended			
	31 December 2004		30 September 2004	
	Amount RMB'000	% of segment revenues	Amount RMB'000	% of segment revenues
Internet value-added services	37,827	30.2%	38,570	35.3%
Mobile and telecommunications value-added services	68,144	40.4%	67,682	39.0%
Online advertising	5,216	29.4%	5,105	31.9%
Others	2,850	97.5%	3,295	169.6%
Total cost of revenues	114,037		114,652	

Cost of revenues for our Internet value-added services decreased by 1.9% from RMB38.6 million for the third quarter of 2004 to RMB37.8 million for the fourth quarter of 2004. The decrease mainly reflected the lower amount of fees paid to mobile operators for their share of revenues and imbalance fees as we gradually diversified some of our collection channels into non-mobile based channels and we incurred smaller imbalance fees as the volume of traffic imbalance decreased. These decreases were partially offset by increased expenses associated with our bandwidth capacity and servers as we supported more bandwidth intensive services and increased staff costs as we recruited additional staff to develop and support our new products and services.

Cost of revenues for our mobile and telecommunications value-added services increased by 0.7% from RMB67.7 million for the third quarter of 2004 to RMB68.1 million for the fourth quarter of 2004. Content sharing costs and staff costs continued to increase as we offered a broader range of products. However, the amount of fees retained by mobile operators for their share of revenues and imbalance fees decreased due to smaller imbalance fees as the volume of traffic imbalance decreased.

Cost of revenues for our online advertising increased slightly by 2.2% from RMB5.1 million for the third quarter of 2004 to RMB5.2 million for the fourth quarter of 2004. Sales commission paid to advertising agencies increased mainly due to our increased online advertising business volume.

Other operating income, net. We recorded other operating income of RMB9.6 million in the fourth quarter of 2004 relating to a financial subsidy of RMB7.2 million received from the local government and fair value gains on financial instruments of RMB2.4 million. The financial subsidy was granted to us as part of the local government's efforts to promote development of the high-tech software business.

Selling and marketing expenses. Selling and marketing expenses increased by 14.7% from RMB27.5 million for the third quarter of 2004 to RMB31.5 million for the fourth quarter of 2004. The increase principally reflected increased promotional and advertising activities relating to our broader products and services portfolio and the higher staff costs relating to our expanded marketing staff. As a percentage of revenues, selling and marketing expenses increased from 9.1% in the third quarter of 2004 to 10.0% in the fourth quarter of 2004.

General and administrative expenses. General and administrative expenses increased by 16.9% from RMB49.6 million for the third quarter of 2004 to RMB58.0 million for the fourth quarter of 2004. The increase was mainly attributable to increased research and development expenses as we increased our research and development staff with an emphasis on online gaming, web portal and IM functionalities. Staff cost also increased as we recruited heavily to support our future growth. As a percentage of revenues, general and administrative expenses increased from 16.5% in the third quarter of 2004 to 18.4% in the fourth quarter of 2004.

Income tax expenses. We recorded profit taxes of RMB6.4million for the fourth quarter of 2004 compared to RMB6.1 million for the third quarter of 2004. The effective tax rate applicable for the fourth quarter of 2004 was 5.1%, only slightly lower than that for the third quarter of 2004.

Net profit. As a result of the factors discussed above, net profit increased by 9.4% from RMB108.0 million for the third quarter of 2004 to RMB118.1 million for the fourth quarter of 2004. Net margin for the period was 37.6% for the fourth quarter of 2004 compared to 35.9% for the third quarter of 2004.



LIQUIDITY AND FINANCIAL RESOURCES

In connection with the initial public offering, a total of 420,160,500 shares of HKD0.0001 each were issued at HKD3.70 each and were fully paid up in cash on 16 June 2004. In addition, on 8 July 2004, a total of 63,024,000 additional shares were issued at HKD3.70 each after the exercise of an over-allotment option in full and were fully paid up in cash. Our financial position significantly improved in the year ended 31 December 2004 as we received gross proceeds of RMB1,905.2 million from the initial public offering.

As of 31 December 2004, we had cash and cash equivalents of RMB859.8 million compared to RMB325.6 million as of 31 December 2003. A large portion of our cash has been held in deposits and investments denominated in U.S. dollars. As we have not used any means to hedge our exposure to foreign exchange risk, we may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments.

We had no interest-bearing borrowings as at 31 December 2004.

OUTLOOK

In our core IM platform, we aim to continue to enrich the platform's functionalities to provide not only IM services, but also a whole range of value-added services to facilitate the interaction among our users and to provide entertainment to them. In the past year, we strengthened our IM platform, as demonstrated in the rapid growth in both our active user accounts and peak simultaneous users, and we will continue to focus on this area.



In our Internet value-added services, we intend to continue to grow our QQ Membership service by offering additional functionalities, such as an expanded version of our mail service, as well as performing targeted marketing to increase its still very low penetration among our users. We intend to further enrich the product offerings of our avatar service, which has been a significant revenue growth driver for us in recent quarters. We also intend to further extend the leadership of our QQ Game Portal, and to monetize such leadership by increasing fee-based subscriptions and game item purchases for the casual games. In addition, we plan to promote our advanced casual game, QQ Tang, aggressively and beta test our new MMOG in the next few months. We are targeting to generate new revenues from these games in the later part of 2005.

To further strengthen our email product offering, we agreed to acquire the developer of Foxmail, a leading email client software in China, in March 2005. We plan to leverage the technology and technical personnel acquired in the transaction to enhance its QQ email client, and to launch a compelling web mail service in future.

In view of the negative impacts on our mobile and telecommunications value-added services caused by the termination of 161 Mobile Chat fee sharing arrangement with China Mobile as well as the change in billing policy of our MMS revenue, we will strive to lessen such negative impacts by actively promoting our Mobile QQ and other existing services, enriching our 2.5G offerings and taking advantage of the growth potential of the PHS market.

In our online advertising business, we will continue to optimize our IM advertising to strike a better balance between growing advertising revenue and reducing disturbance to our IM users. We intend to attract more advertisers to QQ.com by developing more content targeted for various vertical industries, and strengthening its brand recognition as a premier destination portal for the young generation in China. We will also start advertising business in our QQ Game Portal. We expect to see strong growth in our online advertising business in 2005.

The directors have pleasure in presenting their report together with the audited financial statements for the year ended 31 December 2004.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are set out in Note 15 to the financial statements.

The analysis of the Group's revenues and contribution to results by business segments and the Group's revenues by geographical area of operations are set out in Note 4 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year are set out in the consolidated income statement on page 38 of this annual report.

The directors have recommended the payment of a final dividend of HKD0.07 per share for the year ended 31 December 2004. The dividend is expected to be payable on 17 May 2005 to shareholders whose names appear on the register of members of the Company on 27 April 2005. The total dividend for the year under review is HKD0.07 per share.

RESERVES

The Company's reserves available for distribution comprise share premium and retained earnings, net of debit balance of capital reserve. Under the Companies Law of the Cayman Islands, the share premium account is distributable to shareholders of the Company provided that immediately following the date on which the dividend is proposed to be distributed the Company will be in a position to pay off its debts as they fall due in the ordinary course of business.

As at 31 December 2004, the Company had distributable reserves amounting to RMB1,867.4 million (2003: RMB162.5 million).

Details of the movements in the reserves of the Group and the Company during the year are set out in Note 26 and Note 27 to the financial statements.

FIXED ASSETS

Details of the movements in fixed assets of the Group during the year are set out in Note 14 to the financial statements.

SHARE CAPITAL

Details of the movements in the share capital of the Company during the year are set out in Note 26 to the financial statements.

SUBSIDIARIES

Particulars of the Company's principal subsidiaries as at 31 December 2004 are set out in Note 15 to the financial statements.

BANK LOANS

The Company had no interest-bearing borrowings as at 31 December 2004.

FINANCIAL SUMMARY

A summary of the condensed consolidated results and financial positions of the Group is set out on page 3.

USE OF PROCEEDS

The application of the proceeds from the initial public offering does not materially change from the possible allocation outlined in the prospectus of the Company dated 7 June 2004.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year ended 31 December 2004, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

SHARE OPTION SCHEMES

The Company has adopted two share option schemes, namely the Pre-IPO Share Option Scheme (the "Pre-IPO Option Scheme") and Post-IPO Share Option Scheme (the "Post-IPO Option Scheme"). No further options will be granted under the Pre-IPO Option Scheme.

Additional details of the two share option schemes adopted by the Company are set out on Note 31 of the financial statements.

As at 31 December 2004, there were no outstanding share options granted to the directors of the Company.

SUMMARY OF THE SHARE OPTION SCHEMES

	Details	Pre-IPO Option Scheme	Post-IPO Option Scheme
1.	Purposes	To recognise the contribution that certain individuals have made to the Group, to attract the best available personnel and to promote the success of the Group's business.	
2.	Qualifying participants	Any eligible employee, including executive directors of the Company	Any employee, consultant or director of any company within the Group
3.	Maximum number of shares	As at 7 June 2004, options to subscribe for an aggregate of 72,386,370 shares were outstanding. No further option could be granted under the Pre-IPO Option Scheme.	The maximum number of shares in respect of which options may be granted under the Post-IPO Option Scheme, and under any other share option scheme of the Company (including the Pre-IPO Option Scheme), shall be 168,064,126 shares, 10% of the relevant class of securities of the Company in issue as at 16 June 2004. *(Note)*
4.	Maximum entitlement of each participant	The number of ordinary shares in respect of which options may be granted to any individual is not permitted to exceed 10% of the number of ordinary shares issued and issuable under the scheme.	1% of the issued share capital of the Company from time to time within any 12-month period up to the date of the latest grant.
5.	Option period	All the options are exercisable in installments from the commencement of the relevant vesting period until 31 December 2011, but on the condition that the Company has been listed in a sizeable securities market. The Board may at their discretion determine the specific vesting and exercise periods.	The option period is determined according to the Board provided that the period during which the option may be exercised shall not be less than one year from the date of grant of the option.
6.	Acceptance of offer	Options granted must be taken up within 15 days of the date of grant, upon payment of RMB1 per grant.	Options granted must be taken up within 28 days of the date of grant, upon payment of HKD1 per grant.

SUMMARY OF THE SHARE OPTION SCHEMES (Cont'd)

	Details	Pre-IPO Option Scheme	Post-IPO Option Scheme
7.	Subscription price	Price shall be determined by the Board.	The exercise price must be at least the higher of: (i) the closing price of the securities as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; (ii) the average closing price of the securities as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of a share.
8.	Remaining life of the scheme	It will expire on 31 December 2011.	It will remain in force for a period of ten years, commencing on 24 March 2004.

Note: The total number of shares available for issue under the Post-IPO Share Option scheme is 68,207,146 which is 3.86% of the issued share capital as at the date of the annual report.

MOVEMENTS OF THE SHARE OPTION SCHEMES

(a) The Pre-IPO Option Scheme

The movements and details of the number of share options during the year under the Pre-IPO Option Scheme are shown as follows:

Date granted	Exercisable period	Exercise price USD *(note 1)*	Balance at 1 January *(note 1)*	Granted during the year *(note 1)*	Exercised during the year *(note 3)*	Lapsed during the year *(note 1)*	Balance at 31 December *(note 1)*
			Number of share options				
Year ended 31 December 2003							
10 August 2001 *(note 2)*	later of the date of commencement of vesting period ("Commencement Date") and IPO Date to 31 December 2011	0.0497	47,845,000	—	—	—	47,845,000
From 10 September 2001 to 14 December 2001	later of Commencement Date and IPO Date to 31 December 2011	0.0497	7,733,600	—	—	(472,500)	7,261,100
From 10 March 2002 to 10 June 2002	later of Commencement Date and IPO Date to 31 December 2011	0.0497	6,982,500	—	—	—	6,982,500
			62,561,100	—	—	(472,500)	62,088,600
Year ended 31 December 2004							
10 August 2001 *(note 2)*	later of Commencement Date or IPO Date to 31 December 2011	0.0497	47,845,000	—	(16,992,000)	(328,500)	30,524,500
From 10 September 2001 to 14 December 2001	later of Commencement Date or IPO Date to 31 December 2011	0.0497	7,261,100	—	(1,693,150)	—	5,567,950
From 10 March 2002 to 10 June 2002	later of Commencement Date or IPO Date to 31 December 2011	0.0497	6,982,500	—	(2,554,000)	(149,500)	4,279,000
From 10 February 2004 to 24 March 2004	later of Commencement Date or IPO Date to 31 December 2011	0.1967/ 0.4396	—	10,464,230	—	(428,763)	10,035,467
			62,088,600	10,464,230	(21,239,150)	(906,763)	50,406,917

MOVEMENTS OF THE SHARE OPTION SCHEMES (Cont'd)

(a) The Pre-IPO Option Scheme (Cont'd)

Note 1: The exercise price and the number of share options granted as of 31 December 2003 and 2004 have been adjusted retroactively as a result of the combined effect of the two option splits effectuated on 26 September 2003 and 24 March 2004 as if the splits had taken place on 10 August 2001.

Note 2: Pursuant to the Pre-IPO Option Scheme, the Company granted 47,845,000 options at a subscription price of USD0.0497 each, out of which a cash bonus is to be paid by the Company to grantees holding in aggregate 17,745,000 of the options. The bonus will be determined according to half of the amount of the subscription price payable by such grantee upon the options are exercised.

Note 3: Up to 31 December 2004, Pre-IPO options of 21,239,150 shares at a subscription price of USD0.0497 each were exercised.

(b) The Post-IPO Option Scheme

The movement and details of the number of share options during the year, under the Post-IPO Option Scheme are shown as follows:

			Number of share options				
Date granted	Exercisable period	Exercise price HKD	Balance at 1 January	Granted during the year	Exercised during the year	Lapsed during the year	Balance at 31 December
Year ended 31 December 2004							
14 September 2004	10 years commencing on the adoption date	3.665	—	6,311,520	—	(10,559)	6,300,961

The closing price of the shares immediately before the date on which the options were granted was HKD3.475.

VALUATION OF SHARE OPTIONS

The Company is in the process of formulating the methodologies used to calculate the value of the options.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive Directors

Ma Huateng *(Chairman)*
Zhang Zhidong

Non-Executive Directors

Antonie Andries Roux
Charles St Leger Searle

Independent Non-Executive Directors

Li Dong Sheng	*(appointed on 20 April 2004)*
Iain Ferguson Bruce	*(appointed on 20 April 2004)*
Ian Charles Stone	*(appointed on 20 April 2004)*

In accordance with Article 86(3) of the Articles of Association of the Company, Messrs. Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone, who were appointed on 20 April 2004, will retire at the Annual General Meeting ("AGM") of the Company to be held on 27 April 2005 and, being eligible, will offer themselves for re-election. In accordance with Article 87 of the Articles, Messrs. Ma Huateng, Zhang Zhidong, Antonie Andries Roux and Charles St Leger Searle will retire at the AGM and, being eligible, will offer themselves for re-election.

The Company has received from each Independent Non-Executive Director an annual confirmation of his independence pursuant to rule 3.13 of the Listing Rules and we consider them to be independent.

BIOGRAPHICAL DETAILS OF DIRECTORS

Ma Huateng, age 33, is an Executive Director, Chairman of the Board and Chief Executive Officer of the Company. Mr. Ma has overall responsibilities for strategic planning and positioning and management of the Group. Mr. Ma is one of the core founders and has been employed by the Group since 1999. Prior to his current employment, Mr. Ma was in charge of research and development for Internet paging system development at China Motion Telecom Development Limited, a supplier of telecommunications services and products in China. Mr. Ma has a Bachelor of Science degree specializing in Computer & its Application obtained in 1993 from Shenzhen University and more than ten years of experience in the telecommunications and Internet industries.

Zhang Zhidong, age 33, is an Executive Director and Chief Technology Officer of the Company. Mr. Zhang has overall responsibilities for the development of our proprietary technologies, including the basic IM platform and massive-scale online application systems. Mr. Zhang is one of the core founders and has been employed by the Group since 1999. Prior to his current employment, Mr. Zhang worked at Li Ming Network Group focusing on software and network application systems research and development. Mr. Zhang has a Bachelor of Science degree specializing in Computer & its Application obtained in 1993 from Shenzhen University and a Master's degree in Computer Application and System Structure from South China University of Technology obtained in 1996. Mr. Zhang has more than eight years of experience in the telecommunications and Internet industries.

Antonie Andries Roux, age 46, has been a Non-Executive Director since 10 December 2002. Mr. Roux is currently Chief Executive Officer of Internet Operations for the MIH group companies, a position he has held since 2002. Mr. Roux joined the Naspers group in 1979 and was a founding member of M-Net in 1985. In 1997, he was appointed Chief Executive Officer of M-Web South Africa. Currently, Mr. Roux serves on the boards of directors of a number of companies that are subsidiaries of or associated companies with MIH, including Sportscn, Mweb (Thailand) Limited and M-Web Holdings (Pty) Limited. Mr. Roux has more than 25 years of experience in the telecommunications industry.

Charles St Leger Searle, age 41, has been a Non-Executive Director since 5 June 2001. Mr. Searle is currently the Director of Corporate Development for the MIH group companies in Asia. Prior to joining the MIH group companies, he held various corporate finance positions at Cable & Wireless plc and Hong Kong Telecom. Prior to joining Cable & Wireless plc, he was a senior corporate finance manager at Deloitte & Touche in London and Sydney. Currently, Mr. Searle serves on the boards of directors of a number of companies that are subsidiaries of or associated companies with MIH. Mr. Searle graduated from the University of Cape Town in 1987 with a Bachelor of Commerce degree and is a member of the Institute of Chartered Accountants in Australia (1992). Mr. Searle has over ten years of experience in the telecommunications and Internet industries.

BIOGRAPHICAL DETAILS OF DIRECTORS (Cont'd)

Li Dong Sheng, age 48, has been an independent non-executive Director since April 2004. Mr. Li is the Chairman and Chief Executive Officer of TCL Corporation, the Chairman of the Hong Kong listed TCL Multimedia Technology Holdings Limited (formerly known as "TCL International Holdings Limited") and the Chairman of the Hong Kong listed TCL Communication Technology Holdings Limited, all of which companies produce consumer electronic products. Mr. Li graduated from Huanan Polytechnic University in 1982 with a Bachelor degree in radio technology and has more than ten years experience in the information technology field.

Iain Ferguson Bruce, age 64, was appointed as an Independent Non-Executive Director in April 2004. Mr. Bruce joined KPMG in Hong Kong in 1964 and was elected to its partnership in 1971. He was the Senior Partner of KPMG from 1991 until his retirement in 1996 and served as Chairman of KPMG Asia Pacific from 1993 to 1997. Since 1964, Mr. Bruce has been a member of the Institute of Chartered Accountants of Scotland and is a fellow of the Hong Kong Institute of Certified Public Accountants, with over 40 years' experience in the accounting profession. Mr. Bruce is currently an independent non-executive director of China Merchants DiChain (Asia) Ltd., a logistics platform operating company, Vitasoy International Holdings Ltd., a beverage manufacturing company, Wing On Company International Ltd., a department store operating and real property investment company, and Paul Y. Engineering Group Ltd., a construction and engineering services company. All of these companies are publicly listed companies in Hong Kong. Mr. Bruce is also a non-executive director of Noble Group Limited, a commodity trading company that is publicly listed in Singapore.

Ian Charles Stone, age 54, has been an independent non-executive Director since April 2004. Mr. Stone is a consultant for Pacific Century CyberWorks ("PCCW") and a director, and Chief Executive Officer ("CEO"), of UK Broadband, a 100% owned subsidiary of PCCW conducting business in the United Kingdom. Mr. Stone has more than 34 years of experience in the telecom and mobile industries. He was the CEO of SmarTone between 1999 and 2001. Prior to joining SmarTone, he was Senior Adviser to First Pacific/PLDT of the First Pacific Group, Chief Operations Officer of Piltel, Managing Director of Pacific Link and Executive Director of Asialink, the regional telecom investment arm of First Pacific, respectively. Mr. Stone has also held senior positions at Cable & Wireless plc and Hong Kong Telecom.

DIRECTORS' SERVICE CONTRACTS

Each of the Executive Directors has entered into a service contract with the Company for a term of three years from 25 March 2004. The term of each service contract can be extended by agreement between the Company and the relevant Director. The Company may terminate the contracts by three months' written notice at any time, subject to paying the Director his salary for the shorter of six months and a portion of his annual bonus for the year in which termination occurred pro rata to the portion of the year before the termination became effective.

Save as disclosed above, none of the directors who are proposed for re-election at the forthcoming AGM has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Save as disclosed in this annual report, no contracts of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN SECURITIES

As at 31 December 2004, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken, or are deemed to have taken, under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be recorded in the register required to be kept by the Company; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(A) Long position in the shares in the Company

Name of Director	Nature of interest	Number of shares held	Percentage of issued share capital
Ma Huateng	Corporate *(Note 1)*	242,483,080	13.74%
Zhang Zhidong	Corporate *(Note 2)*	108,085,530	6.12%

Notes:

1 These shares are held by Advance Data Services Limited, a BVI company wholly owned by Ma Huateng.

2 These shares are held by Best Update International Limited, a BVI company wholly owned by Zhang Zhidong.

DIRECTORS' INTERESTS IN SECURITIES (Cont'd)

(B) Long position in the shares in associated corporations

Name of Director	Name of associated corporation	Nature of interest	Number of shares and class of shares held	Percentage of issued share capital
Ma Huateng	Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer")	Personal	RMB9,500,000 (registered capital)	47.5%
	Shenzhen Shiji Kaixuan Technology Company Limited ("Shiji Kaixuan")	Personal	RMB5,225,000 (registered capital)	47.5%
Zhang Zhidong	Tencent Computer	Personal	RMB4,000,000 (registered capital)	20%
	Shiji Kaixuan	Personal	RMB2,200,000 (registered capital)	20%

Save as disclosed above, none of the directors or chief executive and their associates had interests or short positions in any shares, underlying shares or debentures of the Company and its associated corporations as at 31 December 2004.

CONNECTED TRANSACTIONS

Reference is made to the prospectus of the Company dated 7 June 2004 (the "prospectus") detailing the Structure Contracts, in relation to the waiver granted by the Stock Exchange regarding the compliance with the applicable disclosure, reporting and shareholders' approval requirements under Chapter 14A of the Listing Rules. The Company's Independent Non-Executive Directors reviewed the Structure Contracts and confirmed that the transactions carried out during the financial year had been entered into in accordance with the relevant provisions of the Structure Contracts, had been operated so as to transfer by the date of this annual report Tencent Computer's and Shiji Kaixuan's Surplus Cash (as defined in the prospectus) as at 31 December 2004 to Tencent Technology (Shenzhen) Company Limited ("Tencent Technology") and Shidai Zhaoyang Technology (Shenzhen) Company Limited ("Shidai Zhaoyang"), no dividends or other distributions had been made by Tencent Computer or Shiji Kaixuan to the holders of their equity interests and any new Structure Contracts entered into, renewed and/or cloned during the relevant financial period had been fair and reasonable so far as the Group was concerned and in the interests of the Company's shareholders as a whole.

The Auditors had carried out review procedures on the transactions pursuant to the Structure Contracts and had provided a letter to the Board confirming that the transactions had been approved by the Board and had been entered into in accordance with the relevant Structure Contracts and had been operated so as to transfer Tencent Computer's and Shiji Kaixuan's Surplus Cash as at 31 December 2004 to Tencent Technology and Shidai Zhaoyang and that no dividends or other distributions had been made by Tencent Computer or Shiji Kaixuan to the holders of its equity interests.

Transactions carried out during the year ended 31 December 2004, which have been eliminated in the consolidated financial statements of the Group, are set out as follows:

1. A cooperation framework contract dated 28 February 2004, between Tencent Technology and Tencent Computer ("TCS CFC") pursuant to which the parties agree to cooperate in the provision of communications services. Tencent Technology agrees to allow Tencent Computer to use its assets and provide services to Tencent Computer. As consideration, Tencent Computer agrees to transfer all of its Surplus Cash (as defined in the section "Our History and Structure—Structure Contracts" of the prospectus) to Tencent Technology. The parties also established a cooperation committee ("TCS Cooperative Committee") according to this agreement. During the year, other than the Structure Contracts mentioned below, Tencent Computer purchased software amounting to approximately RMB477,460,000 (including value-added tax) from Tencent Technology;

2. A cooperation framework contract dated 28 February 2004, between Shidai Zhaoyang and Shiji Kaixuan ("SKT CFC") pursuant to which the parties agree to cooperate in the provision of communications services. Shidai Zhaoyang agrees to allow Shiji Kaixuan to use its assets and provide services to Shiji Kaixuan. As consideration, Shiji Kaixuan agrees to transfer all of its Surplus Cash to Shidai Zhaoyang. The parties also established a cooperation committee ("SKT Cooperation Committee") according to this agreement. During the year, Structure Contracts mentioned below were transacted;

CONNECTED TRANSACTIONS (Cont'd)

3. An amended and restated intellectual property transfer contract dated 28 February 2004, between Tencent Technology and Tencent Computer pursuant to which Tencent Computer assigned to Tencent Technology its principal present and future intellectual property rights, free from encumbrances (except for licenses granted in the ordinary course of Tencent Computer's business) in consideration of Tencent Technology's undertaking to provide certain technology and information services to Tencent Computer. During the year, no intellectual property transfer fee was transacted under such arrangement;

4. An intellectual property transfer contract dated 28 February 2004 between Shidai Zhaoyang and Shiji Kaixuan pursuant to which Shidai Zhaoyang assigned to Shiji Kaixuan its principal present and future intellectual property rights, free from encumbrance (except for licenses granted in the ordinary course of Shiji Kaixuan's business) in consideration of Shidai Zhaoyang's undertaking to provide certain technology and information services to Shiji Kaixuan. During the year, no intellectual property transfer fee was transacted under such arrangement;

5. A domain name license contract dated 28 February 2004, between the Company, as licensor, and Tencent Computer, as licensee, pursuant to which the Company granted to Tencent Computer a non-exclusive license to use specified domain names against the payment of annual royalties determined as a percentage of Tencent Computer's annual revenues (which may be adjusted pursuant to the contract or the TCS CFC). During the year, no domain name license fee was transacted under such arrangement;

6. A domain name license contract dated 28 February 2004, between Tencent Technology, as licensor, and Tencent Computer, as licensee, pursuant to which Tencent Technology granted to Tencent Computer a non-exclusive license to use specified domain names against payment of annual royalties determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's annual revenues. During the year, a fee of approximately RMB7,051,000 was transacted under such arrangement;

7. A domain name license contract dated 28 February 2004, between the Company, as licensor, and Shiji Kaixuan, as licensee, pursuant to which the Company granted to Shiji Kaixuan a non-exclusive license to use specified domain names against payment of annual royalties determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's annual revenues. During the year, no domain name license fee was transacted under such arrangement;

8. A domain name license contract dated 28 February 2004, between Tencent Technology, as licensor, and Shiji Kaixuan, as licensee, pursuant to which Tencent Technology granted Shiji Kaixuan a non-exclusive license to use specified domain names against payment of annual royalties determined as a percentage of Shiji Kaixuan's annual revenues (which may be adjusted pursuant to the contract or the SKT CFC). During the year, a fee of approximately RMB87,000 was transacted under such arrangement;

CONNECTED TRANSACTIONS (Cont'd)

9. A trademark license contract dated 28 February 2004, between the Company, as licensor, and Tencent Computer, as licensee, pursuant to which the Company granted to Tencent Computer a non-exclusive license to use specified trademarks against payment of annual royalties determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's annual revenues. During the year, no trademark license fee was transacted under such arrangement;

10. A trademark license contract dated 28 February 2004, between Tencent Technology, as licensor, and Tencent Computer, as licensee, pursuant to which Tencent Technology granted to Tencent Computer a non-exclusive license to use specified trademarks against payment of annual royalties determined as a percentage of Tencent Computer's annual revenues (which may be adjusted pursuant to the contract or the TCS CFC). During the year, a fee of approximately RMB7,051,000 was transacted under such arrangement;

11. A trademark license contract dated 28 February 2004, between the Company, as licensor, and Shiji Kaixuan, as licensee, pursuant to which the Company granted to Shiji Kaixuan a non-exclusive license to use specified trademarks against payment of annual royalties determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's annual revenues. During the year, no trademark license fee was transacted under such arrangement;

12. A trademark license contract dated 28 February 2004, between Tencent Technology, as licensor, and Shiji Kaixuan, as licensee, pursuant to which Tencent Technology granted Shiji Kaixuan a non-exclusive license to use specified trademarks against payment of annual royalties determined as a percentage of Shiji Kaixuan's annual revenues (which may be adjusted pursuant to the contract or the SKT CFC). During the year, a fee of approximately RMB87,000 was transacted under such arrangement;

13. An information consultancy services contract dated 28 February 2004, between Shidai Zhaoyang, as consultant, and Tencent Computer, pursuant to which Shidai Zhaoyang will provide specified information consultancy services to Tencent Computer against payment of an annual consultancy service fee determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's annual revenues. During the year, a fee of approximately RMB3,384,000 was transacted under such arrangement;

14. An information consultancy services contract dated 28 February 2004, between Shidai Zhaoyang, as consultancy, and Shiji Kaixuan, pursuant to which Shidai Zhaoyang will provide specified information consultancy services to Shiji Kaixuan against payment of an annual consultancy service fee determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's annual revenues. During the year, no information consultancy service fee was transacted under such arrangement;

CONNECTED TRANSACTIONS (Cont'd)

15. An information consultancy services contract dated 28 February 2004, between Tencent Technology, as consultant, and Tencent Computer, pursuant to which Tencent Technology will provide specified information consultancy services to Tencent Computer against payment of an annual consultancy service fee determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's annual revenues. During the year, a fee of approximately RMB12,338,000 was transacted under such arrangement;

16. A technical consultancy services contract dated 28 February 2004, between the Company, as consultant, and Shiji Kaixuan, pursuant to which the Company will provide specified technical consultancy services to Shiji Kaixuan against payment of an annual consultancy service fee determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's annual revenues. During the year, no technical consultancy service fee was transacted under such arrangement;

17. A technical consultancy services contract dated 28 February 2004, between Tencent Technology, as consultant, and Shiji Kaixuan, pursuant to which Tencent Technology will provide specified technical consultancy services to Shiji Kaixuan against payment of an annual consultancy service fee determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's annual revenues. During the year, a fee of approximately RMB218,000 was transacted under such arrangement;

18. A technical consultancy services contract dated 28 February 2004, between Shidai Zhaoyang, as consultant , and Shiji Kaixuan, pursuant to which Shidai Zhaoyang will provide specified technical consultancy services to Shiji Kaixuan against payment of an annual consultancy service fee determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's annual revenues. During the year, no technical consultancy service fee was transacted under such arrangement;

19. A technical consultancy services contract dated 28 February 2004, between the Company, as consultant, and Tencent Computer, pursuant to which the Company will provide specified technical consultancy services to Tencent Computer against payment of an annual consultancy service fee determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's annual revenues. During the year, no technical consultancy service fee was transacted under such arrangement;

20. A technical consultancy services contract dated 28 February 2004, between Shidai Zhaoyang, as consultant, and Tencent Computer, pursuant to which Shidai Zhaoyang will provide specified technical consultancy services to Tencent Computer against payment of an annual consultancy service fee determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's annual revenues. During the year, a fee of approximately RMB2,901,000 was transacted under such arrangement;

CONNECTED TRANSACTIONS (Cont'd)

21. An agreement to establish a close technical and business cooperation relationship dated 28 February 2004, between Tencent Technology and Tencent Computer ("TCS Technical Cooperation Agreement") pursuant to which the parties agree to cooperate extensively in aspects of advertisement, design and other technology and services related to the Internet instant messaging and other value-added telecommunications business of Tencent Computer on a revenue sharing basis. During the year, no fee was transacted under such arrangement;

22. An agreement to establish a close technical and business cooperation relationship dated 28 February 2004, between Shidai Zhaoyang and Shiji Kaixuan ("SKT Technical Cooperation Agreement") pursuant to which the parties agree to cooperate extensively in aspects of advertisement, design and other technology and services related to the Internet instant messaging and other value-added telecommunications business of Shiji Kaixuan on a revenue sharing basis. During the year, no fee was transacted under such arrangement;

23. A network games cooperation agreement dated 28 February 2004, between Tencent Technology and Tencent Computer pursuant to which the parties agree to cooperate to develop and provide technology and services related to network games on a revenue sharing basis. During the year, no fee was transacted under such arrangement; and

24. A network games cooperation agreement dated 28 February 2004, between Shidai Zhaoyang and Shiji Kaixuan pursuant to which the parties agree to cooperate to develop and provide technology and services related to network games on a revenue sharing basis. During the year, no fee was transacted under such arrangement.

Details of the related parties tranactions are set out in Note 30 to the financial statements.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 31 December 2004, the following persons, other than the directors or chief executive of the Company, had an interest or short position in the shares or underlying shares in the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept by the Company under section 336 of the SFO, or who was, directly or indirectly, interested in 5% or more of the issued share capital of the Company:

Long position in the shares in the Company

Name of shareholder	Nature of interest	Number of Shares	Percentage of issued share capital
MIH QQ (BVI) Limited	Corporate *(Note 1)*	630,240,380	35.71%
Advance Data Services Limited	Corporate *(Note 2)*	242,483,080	13.74%
Best Update International Limited	Corporate *(Note 3)*	108,085,530	6.12%

Notes:

1 As MIH QQ (BVI) Limited is wholly owned by Naspers Limited through its intermediary companies MIH (BVI) Limited, MIH Holdings Limited and MIH Investments (Pty) Ltd, Naspers Limited, MIH (BVI) Limited, MIH Holdings Limited and MIH Investments (Pty) Ltd are deemed to be interested in the same block of 630,240,380 Shares under Part XV of the SFO.

2 As Advance Data Services Limited is wholly owned by Ma Huateng, Mr. Ma has interest in these shares as disclosed under the section of "Directors' Interests in Securities".

3 As Best Update International Limited is wholly owned by Zhang Zhidong, Mr. Zhang has interest in these shares as disclosed under the section of "Directors' Interests in Securities".

Saved as disclosed above, the Company had not been notified of any other persons (other than a director or chief executive of the Company) who, as at 31 December 2004, had an interest or short position in the shares and underlying shares in the Company as recorded in the register required to be kept under section 336 of the SFO.

COMPETING BUSINESS

MIH is wholly owned by Naspers Limited through its wholly owned intermediate holding companies, MIH (BVI) Limited, MIH Holdings Limited and MIH Investments (Pty) Ltd. Naspers Limited is listed on the JSE Securities Exchange South Africa and the Nasdaq Stock Market.

COMPETING BUSINESS (Cont'd)

Naspers Limited is a multinational media group that conducts its activities through subsidiaries, joint ventures and associated companies, with its principal operations in pay-television and Internet platforms, print media, book publishing, private education and technology markets. The MIH group is a multinational provider of entertainment, interactive and e-media services with operations spanning over 50 countries delivering media services to consumers via television and the Internet. The MIH's group activities are focused on subscriber platforms providing television and Internet services to over two million paying subscribers in Africa, the Mediterranean and Asia.

The MIH group has an 87.66% interest in Sportscn, which focuses on sports related content and offers sports results and prediction services to subscribers through various distribution channels, including pagers, mobile telephones, PDAs and PCs. The senior management team of Sportscn does not consist of any individuals that are senior managers within the Group. While Antonie Andries Roux, our Non-Executive Director, serves on the board of directors of Sportscn, the Company believes that there is a clear delineation of business, operations, target customers and management between Sportscn and the Group. The local partners of Sportscn are different from the founders of the Group and the Group, and more importantly, the business focus of Sportscn is currently limited to providing score information to a limited scope of sports enthusiasts, while the Group has a much broader audience and a broad range of content services. Accordingly, other than an overlap in relation to the provision of sports content, which we believe is an immaterial portion of our business, we are satisfied that in view of the different management teams, the different local partners, the different focus of the two businesses and the different segments of the markets that they target, the business of Sportscn does not, and is not likely to, compete with our business.

The Group and MIH did not enter into a non-competition deed. Two of our Directors, Antonie Andries Roux and Charles St Leger Searle, are also directors of MIH.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31 December 2004, the five largest customers of the Group accounted for approximately 34.5% of the Group's total revenues while the largest customer of the Group accounted for approximately 9.2% of the Group's total revenues. In addition, for the year ended 31 December 2004, the five largest suppliers of the Group accounted for approximately 51.8% of the Group's total purchases while the largest supplier of the Group accounted for approximately 22.0% of the Group's total purchases.

None of the Directors, their associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company's issued capital) had an interest in any of the major customers or suppliers noted above.

AUDIT COMMITTEE

The Audit Committee comprises two Independent Non-Executive Directors, namely Messrs. Iain Ferguson Bruce, as the Chairman, and Ian Charles Stone, and Mr. Charles St Leger Searle, a Non-Executive Director is the third committee member. The committee meets at least four times annually and is authorised by the Board to investigate any activity within its terms of reference, which was prepared and adopted with reference to the provisions in Appendix 14 to the Listing Rules stipulating the Code on Corporate Governance Practices.

The Audit Committee provides an important link between the Board and the Company's auditors, reviews the financial information of the Company and oversees the Company's financial reporting system and internal control procedures.

The Audit Committee has reviewed the accounting principles and practices adopted by the Company, discussed auditing, internal control and financial reporting matters and reviewed the Group's audited financial statements for the year ended 31 December 2004.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not, for any part of the year ended 31 December 2004 since its listing, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

ADOPTION OF CODE OF CONDUCT REGARDING DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted a code of conduct regarding Directors' securities transactions on terms no less exacting than the required standard set out in Appendix 10 - Model Code for Securities Transactions by Directors of Listed Companies under the Listing Rules. The Directors have since the listing of the Company's shares complied with such code of conduct throughout the accounting period covered by this annual report.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Articles of Association, or the laws of Cayman Islands, which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

EMPLOYEE AND REMUNERATION POLICIES

As at 31 December 2004, the Group had 1,108 employees (2003: 614), most of whom are based in the Group's head office in Shenzhen, the PRC. The number of workers employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

EMPLOYEE AND REMUNERATION POLICIES (Cont'd)

The total remuneration costs incurred by the Group for the year ended 31 December 2004 were approximately RMB151.1 million (2003: RMB 81.9million).

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of its directors, the directors confirm that the Company has maintained during the year since its listing the amount of public float as required under the Listing Rules.

CLOSURE OF REGISTER OF MEMBERS

The register of members will be closed from Thursday, 21 April 2005 to Wednesday, 27 April 2005 both days inclusive, during which period no transfer of shares will be registered. In order to be entitled to attend and vote at the forthcoming AGM and to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Wednesday, 20 April 2005.

AUDITORS

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment at the forthcoming AGM.

On behalf of the Board
Ma Huateng
Chairman

Hong Kong, 17 March 2005

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

To the shareholders of Tencent Holdings Limited
(Incorporated in the Cayman Islands with limited liability)

We have audited the accompanying consolidated balance sheet of Tencent Holdings Limited (the "Company") and its subsidiaries (the "Group") and balance sheet of the Company as of 31 December 2004 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the year then ended. These financial statements set out on pages 38 to 84 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly in all material respects the financial position of the Company standing alone and of the Group as of 31 December 2004, and of the results of their operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 17 March 2005

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2004

	Note	Year ended 31 December 2004 RMB'000	2003 RMB'000
Revenues			
Mobile and telecommunications value-added services		**641,190**	467,369
Internet value-added services		**439,041**	229,690
Online advertising		**54,801**	32,841
Others		**8,501**	5,057
	4	**1,143,533**	734,957
Cost of revenues	5	**(416,216)**	(229,548)
Gross profit	4	**727,317**	505,409
Other operating income/(expenses), net	6	**11,039**	(1,226)
Selling and marketing expenses		**(108,482)**	(55,967)
General and administrative expenses		**(170,050)**	(112,011)
Profit from operations	6	**459,824**	336,205
Finance income, net	7	**9,412**	2,004
Profit before tax		**469,236**	338,209
Income tax expenses	11	**(22,534)**	(16,013)
Net profit		**446,702**	322,196
Earnings per share (expressed in RMB per share)			
– basic	13	**0.293**	0.244
– diluted	13	**0.287**	0.244

The accompanying notes on pages 44 to 84 form an integral part of these consolidated financial statements.

	Note	As at 31 December 2004 RMB'000	2003 RMB'000
ASSETS			
Non-current assets			
Fixed assets	14	**142,080**	80,139
Deposit in connection with the formation of a subsidiary	30	—	11,000
Held-to-maturity investments	16	**167,374**	—
		309,454	91,139
Current assets			
Accounts receivable	17	**192,725**	99,726
Amounts due from shareholders		—	82
Prepayments, deposits and other receivables	18	**50,347**	35,872
Trading investments	19	**666,900**	—
Term deposits with original maturities of over three months	20	**784,054**	23,311
Cash and cash equivalents	21	**859,841**	325,586
		2,553,867	484,577
Total assets		**2,863,321**	575,716
EQUITY			
Shareholders' equity			
Share capital	26	**192**	138
Share premium	26	**1,777,721**	15,261
Other reserves	27(a)	**874,325**	456,558
Total shareholders' equity		**2,652,238**	471,957

The accompanying notes on pages 44 to 84 form an integral part of these consolidated financial statements.

	Note	As at 31 December 2004 RMB'000	2003 RMB'000
LIABILITIES			
Non-current liabilities			
Deferred tax liabilities	25	—	988
Current liabilities			
Accounts payable	22	**2,506**	—
Other payables and accruals	23	**79,912**	59,301
Dividends payable		**145**	—
Current income tax liabilities		**5,648**	7,115
Other tax liabilities		**59,650**	32,679
Deferred revenue	24	**63,222**	3,676
		211,083	102,771
Total liabilities		**211,083**	103,759
Total equity and liabilities		**2,863,321**	575,716

On behalf of the Board of Directors

Ma Huateng
Director

Zhang Zhidong
Director

The accompanying notes on pages 44 to 84 form an integral part of these consolidated financial statements.

	Note	As at 31 December 2004 RMB'000	2003 RMB'000
ASSETS			
Non-current assets			
Fixed assets		**1,161**	1,912
Interests in subsidiaries	15(a)	**4**	16,534
		1,165	18,446
Current assets			
Amounts due from shareholders		**—**	82
Amounts due from subsidiaries	15(b)	**1,816,302**	21,309
Prepayments, deposits and other receivables		**1,770**	150
Term deposits with original maturities of over three months	20	**33,156**	—
Cash and cash equivalents	21	**46,059**	128,761
		1,897,287	150,302
Total assets		**1,898,452**	168,748
EQUITY			
Shareholders' equity			
Share capital	26	**192**	138
Share premium	26	**1,777,721**	15,261
Other reserves	27(b)	**89,678**	147,203
Total shareholders' equity		**1,867,591**	162,602
LIABILITIES			
Current liabilities			
Amounts due to subsidiaries	15(b)	**24,793**	—
Other payables and accruals		**5,923**	6,146
Dividends payable		**145**	—
		30,861	6,146
Total equity and liabilities		**1,898,452**	168,748

On behalf of the Board of Directors

Ma Huateng
Director

Zhang Zhidong
Director

The accompanying notes on pages 44 to 84 form an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Year ended 31 December 2004

	Note	Share capital RMB'000	Share premium RMB'000	Other reserves RMB'000 (note 27)	Total RMB'000
Balance at 1 January 2003		149	53,105	144,696	197,950
Dividend relating to 2002	12	—	—	(10,334)	(10,334)
Net profit		—	—	322,196	322,196
Shares cancelled during the year	26	(10)	(37,844)	—	(37,854)
Shares cancelled after share split during the year	26	(1)	—	—	(1)
Balance at 31 December 2003/ 1 January 2004		138	15,261	456,558	471,957
Dividend relating to 2003	12	—	—	(28,935)	(28,935)
Net profit		—	—	446,702	446,702
Issue of shares in an initial public offering ("IPO")	26	52	1,905,195	—	1,905,247
Shares issuance expenses	26	—	(151,506)	—	(151,506)
Issue of shares – share options	26	2	8,771	—	8,773
Balance at 31 December 2004		192	1,777,721	874,325	2,652,238

The accompanying notes on pages 44 to 84 form an integral part of these consolidated financial statements.

	Note	Year ended 31 December 2004 RMB'000	2003 RMB'000
Cash flows from operating activities			
Cash (used in)/generated from operations	(a), 28(a)	**(182,587)**	363,377
Tax paid		**(24,989)**	(10,968)
Net cash (used in)/generated from operating activities		**(207,576)**	352,409
Cash flows from investing activities			
Purchase of fixed assets		**(90,536)**	(59,459)
Proceeds from disposals of fixed assets	28(a)	**788**	—
Deposit in connection with the formation of Shenzhen Shiji Kaixuan Technology Company Limited ("Shiji Kaixuan")	30	**—**	(11,000)
Capital contribution in Shiji Kaixuan, consolidated by the Group upon its formation	30	**11,000**	—
Acquisition of held-to-maturity investments		**(165,778)**	—
(Increase)/decrease in term deposits with original maturities of over three months		**(760,743)**	44,129
Interest received		**10,113**	2,442
Net cash used in investing activities		**(995,156)**	(23,888)
Cash flows from financing activities			
Proceeds from issue of ordinary shares		**1,914,020**	—
Repayment of amounts due from shareholders		**82**	—
Payments for shares issuance expenses		**(148,325)**	—
Redemption of shares		**—**	(37,855)
Dividends paid to shareholders		**(28,790)**	(10,334)
Net cash generated from/(used in) financing activities		**1,736,987**	(48,189)
Net increase in cash and cash equivalents		**534,255**	280,332
Cash and cash equivalents at beginning of year		**325,586**	45,254
Cash and cash equivalents at end of year		**859,841**	325,586

Note a: Cash outflow for acquisition of trading investments of approximately RMB663,112,000 has been included in the determination of the net cash outflow from operating activities for the year ended 31 December 2004 (see also note 28(a)).

The accompanying notes on pages 44 to 84 form an integral part of these consolidated financial statements.

1 GENERAL INFORMATION

The Company was incorporated in the British Virgin Islands ("BVI") on 23 November 1999 under the name of Keyword Technology Limited and subsequently changed its name to OICQ.com Limited, Tencent (BVI) Limited and Tencent Holdings Limited on 29 December 1999, 7 June 2001 and 11 February 2004 respectively. On 27 February 2004, the Company's registration was transferred to the Cayman Islands and became an exempt company with limited liability under the Companies Law of the Cayman Islands. The shares of the Company have been listed on the Main Board of the Hong Kong Stock Exchange Limited since 16 June 2004 in an IPO.

The Company is an investment holding company. The Company and its subsidiaries (the "Group") are principally engaged in the provision of mobile and internet value-added services to users and online advertising services in the People's Republic of China (the "PRC").

The operations of the Group were initially conducted through Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer"), a limited liability company established in the PRC by certain shareholders of the Company on 11 November 1998. Tencent Computer is legally owned by the core founders of the Company who are PRC citizens ("the Registered Shareholders").

The PRC laws and regulations limit foreign ownership of companies providing value-added telecommunications services, which included activities and services operated by Tencent Computer. In order to enable certain foreign companies to make investments into the business of the Group, the Company established a subsidiary, Tencent Technology (Shenzhen) Company Limited ("Tencent Technology"), which is a wholly foreign owned enterprise incorporated in the PRC on 24 February 2000. The foreign investors of the Company then subscribed to additional equity interests of the Company.

Certain contractual arrangements have been made among the Company, Tencent Technology, Tencent Computer and the Registered Shareholders so that the decision-making rights and operating and financing activities of Tencent Computer are ultimately controlled by the Company. The Company and Tencent Technology are also entitled to substantially all of the operating profits and residual benefits generated by Tencent Computer under these arrangements. In particular, the Registered Shareholders are required under their contractual arrangements with the Group to transfer these interests in Tencent Computer to the Group or the Group's designee upon the Group's request at a pre-agreed nominal consideration.

Further, pursuant to the contractual arrangements between the Company and Tencent Computer, the Group owns the intellectual property developed by Tencent Computer. It also receives the cash flow derived from the operations of Tencent Computer through the levying of service and consultancy fees and sales of software. The ownership interests in Tencent Computer have also been pledged by the Registered Shareholders to the Group. As a result, Tencent Computer is accounted for as a subsidiary of the Group for accounting purposes.

1 GENERAL INFORMATION (Cont'd)

On formation of the Group in 2000, all of the participating entities were under the control of the same shareholders in similar proportions. This was achieved via direct or indirect ownership as well as, in the case of the control over Tencent Computer, via contractual provisions. As a result, the formation of the Group was accounted for as a business combination between entities under common control under a method similar to the uniting of interests method for recording all assets and liabilities at predecessor carrying amounts. The financial statements are presented as if these three entities had always been combined. This approach was adopted because in management's belief it best reflects the substance of the formation.

During 2004, the Registered Shareholders established another company in the PRC, Shiji Kaixuan, in order to carry out certain business operations of the Group similar to Tencent Computer. The Company also incorporated a new wholly foreign owned enterprise, Shidai Zhaoyang Technology (Shenzhen) Company Ltd. ("Shidai Zhaoyang"). Similar contractual arrangements have been made among the Company, Shidai Zhaoyang, Shiji Kaixuan and the Registered Shareholders. Shiji Kaixuan is also accounted for as a subsidiary of the Group for accounting purposes.

2 ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

A Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") under the historical cost convention, modified by the revaluation of financial instruments held for trading.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

During the year, certain changes were introduced to IFRS, which include IFRS3 "Business Combinations", IAS36 "Impairment of Assets" and IAS38 "Intangible Assets". These changes do not have any material impact on the financial statements of the Group in 2004.

2 ACCOUNTING POLICIES (Cont'd)

B Group accounting

Subsidiaries

The consolidated financial statements consist of the financial statements of the Company and its subsidiaries.

Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies, are consolidated.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, interests in subsidiaries are stated at cost less provision for impairment losses. The results of these companies are accounted for by the Company on the basis of dividends received and receivable.

C Foreign currency translation

(1) Measurement currency

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the measurement currency"). The consolidated financial statements are prepared in Renminbi ("RMB"), which is the measurement currency as well as financial statement presentation currency of the Group.

The books and records of the Company and its subsidiaries outside the PRC are maintained in United States Dollars ("USD") while those of the subsidiaries incorporated in the PRC are in RMB.

(2) Transactions and balances

Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

2 ACCOUNTING POLICIES (Cont'd)

C Foreign currency translation (Cont'd)

(2) Transactions and balances (Cont'd)

Translation differences on debt securities and other monetary financial assets measured at fair value are included in foreign exchange gains and losses. Translation differences on non-monetary items such as equities held for trading are reported as part of the fair value gain or loss. Translation differences on available-for-sale equities are included in the revaluation reserve in equity.

(3) Consolidation

Non-RMB denominated income statements and cash flows of entities within the Group are translated into RMB at average exchange rates for the year and their balance sheets are translated at the exchange rates ruling on 31 December. Exchange differences arising from the translation are taken to shareholders' equity. When these entities are sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

D Fixed assets

All fixed assets are stated at historical cost less accumulated depreciation and accumulated impairment charge.

Depreciation is calculated on the straight-line basis to write off the cost to their residual values over their estimated useful lives as follows:

Computer equipment	3 - 5 years
Furniture and office equipment	5 years
Motor vehicles	5 years
Leasehold improvements	the shorter of their useful lives or over the lease terms

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in operating profit.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

2 ACCOUNTING POLICIES (Cont'd)

E Impairment of assets

Fixed assets and other non-current assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

F Investments

The Group classifies its investments in debt and equity securities into the following categories: trading, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; for the purpose of these financial statements short term is defined as 3 months. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; and are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets.

Purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments are carried at amortised cost using the effective yield method. Realised and unrealised gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise. The fair values of investments are based on quoted bid prices or amounts derived from cash flow models. Fair values for unlisted equity securities are estimated using applicable price/earnings or price/cash flow ratios refined to reflect the specific circumstances of the issuer. Equity securities for which fair values cannot be measured reliably are recognised at cost less impairment. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

2 ACCOUNTING POLICIES (Cont'd)

G Leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

H Accounts receivable

Accounts receivable are carried at original invoice amounts less provision made for impairment of these receivables. A provision for impairment of accounts receivable is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest.

I Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, term deposits with banks and other short-term highly liquid investments with original maturities of three months or less.

J Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

K Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2 ACCOUNTING POLICIES (Cont'd)

L Employee benefits

(1) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick and maternity leave are not recognised until the time of leave.

(2) Pension obligations

The Group contributes on a monthly basis to various defined contribution benefit plans organised by the relevant governmental authorities. The Group's liability in respect of these funds is limited to the contributions payable in each period. Contributions to these plans are expensed as incurred. Assets of the plans are held by government authorities and are separated from those of the Group.

(3) Equity compensation benefits

Share options are granted to employees. Options are granted at exercise price determined by the Board of Directors of the Company. Pre-IPO options are exercisable during the period from the date of commencement of the options' vesting period or the date of the IPO of the Company, whichever is later, to 31 December 2011. Post-IPO options are exercisable during the period of ten years commencing on the adoption date of 24 March 2004. When the options are exercised, the proceeds received, net of any related transaction costs, are credited to share capital (at nominal value) and share premium. The Group does not make any charge to staff costs in connection with the share options grants.

M Government grants/subsidies

Grants/subsidies from government are recognised at their fair value where there is a reasonable assurance that the grants/subsidies will be received and the Group will comply with all attached conditions. Under these circumstances, the grants/subsidies are recognised as income or matched with the associated costs which the grants/subsidies are intended to compensate.

N Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

2 ACCOUNTING POLICIES (Cont'd)

0 Revenue recognition

The Group principally derives revenues from the provision of mobile and telecommunications value-added services, internet value-added services and online advertising. The Group recognises its revenues (see details for each category below) net of applicable business taxes and other related taxes.

(1) Mobile and telecommunications value-added services

Mobile and telecommunications value-added services revenues are derived principally from providing users with mobile instant messaging services, mobile chat services, and other mobile value-added services such as mobile interactive voice response services, ringback tones services, music and image/picture downloads, mobile news and information content services and mobile games services.

These services are substantially billed on a monthly subscription basis with certain portions billed on a per message basis ("Mobile and Telecom Service Fees"). These services are predominantly delivered through the platforms of various subsidiaries of China Mobile Communications Corporation ("China Mobile") and China United Communications Corporation ("China Unicom") and they also collect the Mobile and Telecom Service Fees on behalf of the Group.

Revenue derived from the mobile and telecommunications value-added services are recognised based on the Mobile and Telecom Services Fees, net of any applicable business taxes and other related taxes and amount of uncollectibles.

In order to derive the Mobile and Telecom Service Fees, China Mobile and China Unicom are entitled to a fixed commission, which is calculated based on agreed percentages of the Mobile and Telecom Service Fees received/receivable by these mobile operators, plus, in certain cases, a fixed per-message adjustment for the excess of messages sent over messages received between the platforms of the Group and these two mobile operators (collectively defined as "Mobile and Telecom Charges"). The Mobile and Telecom Charges are withheld and deducted from the gross Mobile and Telecom Service Fees collected by the two operators from the users, with the net amounts remitted to the Group.

The Mobile and Telecom Service Fees and the Mobile and Telecom Charges, or the net amount of the two, are confirmed and advised by subsidiaries of China Mobile and China Unicom to the Group on a monthly basis. For revenue where the amounts are not confirmed/advised by the two mobile operators at the time of reporting the financial results of the Group, management of the Group estimates the amount receivable based on historical data and management estimates, which reflect developing trends in customer payment delinquencies. Historical data used in estimating revenues include the most recent three-month history of the Mobile and Telecom Service Fees actually derived from the operations, the number of subscriptions and the volume of data transmitted between the network gateways of the Group, China Mobile and China Unicom. Adjustments are made in subsequent periods in case the actual revenue amounts are different from the original estimates.

2 ACCOUNTING POLICIES (Cont'd)

0 Revenue recognition (Cont'd)

(2) Internet value-added services

Revenue from Internet value-added services ("Internet Service Fees") are derived from subscriptions received/receivable from the provision of a comprehensive customer service platform that utilises instant messaging and online entertainment services to create a virtual community over the internet. Similar to (1) above, these services are substantially delivered to the Group's customers through the platforms of various subsidiaries of China Mobile and China Unicom with monthly subscriptions paid/payable by the users. The two operators also collect the subscriptions on behalf of the Group, and with an agreed portion retained by them as revenue sharing, the net amounts are remitted to the Group. In addition, the Group also appoints agents to sell and collect the fees of prepaid point cards and tokens for the use of the Internet value-added services of the Group.

For services delivered through the mobile operators, the related revenue is recognised on the same basis as mentioned in (1) above. For amounts derived from the sales of prepaid point cards and tokens, they are deferred and recorded as "deferred revenue" in the consolidated balance sheets. The amounts are recognised as revenue of the Group based on the actual utilisation for consumption of the respective services.

(3) Online advertising

Online advertising revenues are derived from fees for selling advertising space on the Group's websites and instant messaging windows in the forms of banners, links and logos, and delivery of advertisements by various means throughout the community created by the Group.

All the advertising contracts are based on the actual time period that the advertisements appear on the Group's web sites or instant messaging windows and the revenues are recognised rateably over the period in which the advertisements are displayed.

(4) Interest income

Interest income is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

2 ACCOUNTING POLICIES (Cont'd)

P Dividends

Dividends are recorded in the Group's financial statements in the period in which they are approved by the Group's shareholders.

Q Research and development expenses

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditures are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit, not exceeding five years.

R Financial instruments

Financial instruments carried on the consolidated balance sheet include cash and cash equivalents, deposits in approved financial institutions, accounts receivable, prepayments, deposits and other receivables, trading investments, held-to-maturity investments, accounts payable, other payables and accruals and deferred revenue. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies.

S Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments.

T Comparatives

Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.

3 FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's activities expose it to financial risks including the effects of changes in foreign currency exchange rates, price, interest rates and credit risk. The Group's overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group.

(a) Foreign exchange risk

The Group mainly operates in the PRC with most of the transactions settled in RMB. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government.

The proceeds derived from the IPO are all denominated in Hong Kong Dollars ("HKD"). Certain sums have already been invested into various investments denominated in USD. In addition, the Group is required to pay dividends in HKD in the future when dividends are declared.

The Group had USD and HKD monetary assets as at 31 December 2004 as stated below.

		As at 31 December	
Monetary assets	**Currency denomination**	**2004**	2003
		RMB'000	RMB'000
Non-current assets			
Held-to-maturity investments	USD	**167,374**	—
Current assets			
Trading investments	USD	**666,900**	—
Term deposits with original maturities of over three months	USD	**576,227**	3,311
Term deposits with original maturities of over three months	HKD	**122,826**	—
Cash in bank and short-term deposits	USD	**325,593**	128,901
Cash in bank and short-term deposits	HKD	**40,736**	16

The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments. The Group has not used any means to hedge the exposure to foreign exchange risk.

3 FINANCIAL RISK MANAGEMENT (Cont'd)

3.1 Financial risk factors (Cont'd)

(b) Price risk

The Group is exposed to price risk because of investments held by the Group which have been classified as trading investments. They are stated at fair value through profit or loss. The Group is not exposed to commodity price risk.

(c) Interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates and the Group has no interest-bearing borrowings. The Group's exposure to changes in interest rates is mainly attributable to its interest-bearing assets including held-to-maturity investments and term deposits, details of which have been disclosed in notes 16, 20 and 21 to the consolidated financial statements. Interest rates on these deposits have been fixed in the relevant contracts. Other financial assets and liabilities do not have material interest rate risk.

(d) Credit risk

As mentioned in note 2(O), the Mobile and Telecom Fees and revenue from Internet value-added services of the Group are substantially derived from co-operative arrangements with China Mobile and China Unicom (the "mobile telecommunication operators"). If the strategic relationship with either mobile telecommunication operator is terminated or scaled-back; or if the mobile telecommunication operators alter the co-operative arrangements; or if they experience financial difficulties in paying the Group, the Group's Mobile and Telecommunications and Internet value-added services might be adversely affected.

However, in view of the history of cooperation with the mobile telecommunication operators and the sound collection history of the receivables due from them, management believes that no material credit risk is inherent in the Group's outstanding accounts receivable balances.

3 FINANCIAL RISK MANAGEMENT (Cont'd)

3.2 Fair value estimation

The Group's financial assets include cash and cash equivalents, accounts receivable, deposits, prepayments, other receivables and investments; and financial liabilities include accounts payable, other payables and accruals.

The fair value of financial instruments traded in active markets (such as trading securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4 SEGMENT INFORMATION

Primary reporting format – business segments

(in RMB thousands)

Year ended 31 December 2004	Mobile and telecommunications value-added services	Internet value-added services	Online advertising	Others	Total
Revenues	641,190	439,041	54,801	8,501	1,143,533
Gross profit/(loss)	397,263	295,908	37,287	(3,141)	727,317
Other operating income, net					11,039
Selling and marketing expenses					(108,482)
General and administrative expenses					(170,050)
Profit from operations					459,824
Finance income, net					9,412
Profit before tax					469,236
Income tax expenses					(22,534)
Net profit					446,702
Segment assets	132,213	151,084	9,617	5,965	298,879
Unallocated assets					2,564,442
Total assets					2,863,321
Segment liabilities	9,614	76,666	982	3,078	90,340
Unallocated liabilities					120,743
Total liabilities					211,083
Other segment items					
Capital expenditure	13,510	43,968	1,799	2,914	62,191
Unallocated capital expenditure					28,345
Total capital expenditure					90,536
Depreciation	4,540	14,520	605	987	20,652
Unallocated depreciation					7,157
Total depreciation					27,809

4 SEGMENT INFORMATION (Cont'd)

Primary reporting format – business segments (Cont'd)

(in RMB thousands)

Year ended 31 December 2003	Mobile and telecommunications value-added services	Internet value-added services	Online advertising	Others	Total
Revenues	467,369	229,690	32,841	5,057	734,957
Gross profit	325,453	154,201	22,342	3,413	505,409
Other operating expenses, net					(1,226)
Selling and marketing expenses					(55,967)
General and administrative expenses					(112,011)
Profit from operations					336,205
Finance income, net					2,004
Profit before tax					338,209
Income tax expenses					(16,013)
Net profit					322,196
Segment assets	75,250	73,985	3,515	1,148	153,898
Unallocated assets					421,818
Total assets					575,716
Segment liabilities	3,527	3,052	405	447	7,431
Unallocated liabilities					96,328
Total liabilities					103,759
Other segment items					
Capital expenditure	8,769	25,725	676	937	36,107
Unallocated capital expenditure					23,352
Total capital expenditure					59,459
Depreciation	1,512	5,899	306	122	7,839
Unallocated depreciation					9,349
Total depreciation					17,188

4 SEGMENT INFORMATION (Cont'd)

Primary reporting format – business segments (Cont'd)

As at 31 December 2004, the Group principally provides the services of:

- Mobile and telecommunications value-added services
- Internet value-added services
- Online advertising

Other operations of the Group mainly comprise the revenue from trademark licensing and real time exchange services offered to corporations, none of which is of sufficient size to be reported separately.

There are no transactions between the business segments. Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets and receivables. Segment liabilities comprise operating liabilities and exclude items such as tax and other current liabilities. Capital expenditures represent additions to fixed assets (note 14). Unallocated assets consist primarily of corporate assets such as held-to-maturity investments, trading investments, prepayments, deposits and other receivables, term deposits with original maturities of over three months and cash and cash equivalents. Unallocated liabilities consist primarily of other payables and accruals and tax liabilities.

Secondary reporting format – geographical segments

The Group mainly operates its businesses in the PRC (excluding Hong Kong) and the respective assets are located in the PRC. The Group also held financial instruments as investments which are traded in other territories.

	Revenue		Total assets		Capital expenditure	
(in RMB thousands)	**2004**	2003	**2004**	2003	**2004**	2003
Operating assets						
- The PRC	**1,143,533**	734,957	**1,036,581**	575,716	**90,536**	59,459
Investments						
- Hong Kong	—	—	**589,831**	—	—	—
- United States	—	—	**542,598**	—	—	—
- Europe	—	—	**519,874**	—	—	—
- Other countries	—	—	**174,437**	—	—	—
Consolidated	**1,143,533**	734,957	**2,863,321**	575,716	**90,536**	59,459

Revenue is presented based on the countries/geographical regions in which the services are provided. Segment assets are presented according to where the risks and returns of these assets are located. Assets located in the PRC mainly relate to the provision of mobile and internet value-added services and online advertising. Assets outside PRC are mainly held-to-maturity investments, trading investments, term deposits and cash and cash equivalents. Capital expenditures are presented according to where the assets are physical located.

5 COST OF REVENUES

Cost of revenues mainly comprises the Mobile and Telecom Charges (mentioned in note 2(O)(1)) and other direct expenses incurred in deriving the revenues.

6 PROFIT FROM OPERATIONS

The following items have been included in arriving at profit from operations:

	2004 RMB'000	2003 RMB'000
Depreciation of fixed assets	**27,809**	17,188
(Profit)/loss on sale of fixed assets	**(2)**	983
Research and development expenses (note a)	**55,129**	26,010
Operating lease rentals in respect of office buildings (included in general and administrative expenses)	**15,597**	8,211
Auditors' remuneration	**3,110**	869
Staff costs (note 8)	**151,124**	81,921
Government subsidies (included in other operating income) (note b)	**7,233**	—
Fair value gains on trading investments (included in other operating income)	**3,788**	—
Value-added tax paid upon transfer of software within the Group (included in general and administrative expenses) (note 18)	**12,243**	5,550

Note a: Research and development expenses include staff costs and depreciation of approximately RMB43,330,000 for the year (2003: RMB21,933,000). The Group had not capitalised any of research and development expenses for the year (2003: Nil).

Note b: During the year, Tencent Computer was granted a financial subsidy (the "Subsidy") by the local ministry of finance in Shenzhen, the PRC. The Subsidy was granted as an incentive offered to that subsidiary for engaging in the Hi-tech software business.

7 FINANCE INCOME, NET

	2004 RMB'000	2003 RMB'000
Interest income	**14,876**	2,572
Exchange losses, net	**(5,043)**	(414)
Bank charges	**(421)**	(154)
	9,412	2,004

8 STAFF COSTS (INCLUDING DIRECTORS' EMOLUMENTS)

	2004 RMB'000	2003 RMB'000
Wages, salaries and bonuses	**135,918**	70,625
Welfare, medical and other expenses	**9,664**	8,674
Contributions to pension plans (note a)	**3,662**	1,439
Training expenses	**1,880**	1,183
	151,124	81,921

Note a: All local employees of the subsidiaries in the PRC participate in employee social security plans enacted in the PRC, including pension, medical and other welfare benefits, which are organised and administered by the governmental authorities. Except for the welfare benefits provided by these social security plans, the Group has no other material commitments to employees. According to the relevant regulations, the portion of premium and welfare benefit contributions that should be borne by the companies within the Group as required by the above social security plans, are calculated based on percentages of the salaries of employees (or on other basis), subject to a certain ceiling, and are paid to the labour and social welfare authorities. Contributions to the plans are expensed as incurred. The applicable percentages used to provide for insurance premium and welfare benefit funds are listed below:

	Percentage
Pension insurance	9%-22.5%
Medical insurance	7%-12%
Unemployment insurance	0.4%-2%

The average number of full-time employees in 2004 was 883 (2003: 422).

9 DIRECTORS' EMOLUMENTS

The aggregate amounts of emoluments payable to directors of the company during the year are as follows:

	2004 RMB'000	2003 RMB'000
Fees – independent non-executive directors	**477**	—
Basic salaries, bonuses, housing allowances, other allowances and benefits in kind	**7,816**	1,670
Contributions to pension plans	**24**	16
	8,317	1,686

	2004	2003
Number of directors		
– with emoluments	**5**	2
– without emoluments	**2**	2
Number of directors	**7**	4

During the year, no share option has been granted to the directors (2003: Nil).

The emoluments of the directors fell within the following bands:

	Number of directors	
Emolument bands	**2004**	2003
Nil - HKD1,000,000	**5**	4
HKD3,500,001 - HKD4,000,000	**2**	—

Each of the two executive directors received the same amount of individual emolument during the year of approximately RMB3,920,000 (equivalent to HKD3,678,000) (2003: RMB843,000 (equivalent to HKD791,000)).

No director received any emolument from the Group as an inducement to join or leave the Group or compensation for loss of office. No director waived or has agreed to waive any emoluments during the year (2003: Nil).

10 FIVE HIGHEST PAID INDIVIDUALS

The five individuals whose emoluments were the highest in the Group for the year including two (2003: two) directors of which the details are shown in the analysis presented above (note 9). The emoluments payable to the remaining three (2003: three) individuals during the year are as follows:

	2004 RMB'000	2003 RMB'000
Basic salaries, bonuses, housing allowances, other allowances and benefits in kind	10,547	2,274
Contributions to pension plans	36	24
	10,583	2,298

The emoluments fell within the following bands:

Emolument bands	Number of directors 2004	2003
Nil - HKD1,000,000	—	3
HKD2,500,001 - HKD3,000,000	1	—
HKD3,000,001 - HKD3,500,000	1	—
HKD3,500,001 - HKD4,000,000	1	—

11 TAX EXPENSES

(a) Income Tax

(i) Cayman Islands and British Virgin Islands

The Group is not subject to any taxation under these jurisdictions for the year (2003: Nil).

(ii) Hong Kong Profits Tax

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the year (2003: Nil).

11 TAX EXPENSES (Cont'd)

(a) Income Tax (Cont'd)

(iii) PRC Enterprise Income Tax

PRC Enterprise Income Tax ("EIT") is provided on the assessable income of the Group for the year, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

Tencent Computer, Tencent Technology, Shiji Kaixuan and Shidai Zhaoyang were established in the Shenzhen Special Economic Zone of the PRC where they conduct their operations. Accordingly, they are subject to EIT at a rate of 15%.

According to the provisions stipulated in the tax circular, Shendishuierhan 2002 No. 128, Tencent Computer is exempt from EIT for the one year commencing from the first year of profitable operations after offsetting prior years' tax losses, followed by a 50% reduction for the next two years (the "Tencent Computer Tax Holiday"). The first profit-making year of Tencent Computer was 2002 and the Tencent Computer Tax Holiday commenced in that year. EIT was levied at 7.5% on its assessable profits for the year (2003: 7.5%).

Tencent Technology was approved by the relevant tax authorities as a foreign invested enterprise with productive sales income defined under the provisions stipulated in the tax circular, Shendishuiwaihan 2003 No. 413, Tencent Technology is exempt from EIT for two years commencing from the first year of profitable operations after offsetting prior years' tax losses, followed by a 50% reduction for the next three years if its annual productive sales income exceeds 50% of its reported total sales income (the "Tencent Technology Tax Holiday"). 2003 and 2004 were the first and second profit-making years of Tencent Technology, after offsetting all tax losses brought forward from prior years. Accordingly, no provision for EIT was made in the financial statements for the year (2003: Nil).

Shiji Kaixuan is exempt from EIT for two years starting from the first year of operations according to the provisions stipulated in the tax circular, Shenguoshuifu jianmian 2004 No. 0272, 2004 was the first year of operations of Shiji Kaixuan and accordingly, no provision for EIT had been made in the financial statements for the year.

Shidai Zhaoyang was incorporated in the PRC and it had no assessable profits during the year.

11 TAX EXPENSES (Cont'd)

(a) Income Tax (Cont'd)

(iii) PRC Enterprise Income Tax (Cont'd)

An analysis of the income tax charges for the year is as follows:

	2004 RMB'000	2003 RMB'000
PRC current tax	**23,522**	18,083
Deferred tax (note 25)	**(988)**	(2,070)
	22,534	16,013

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate enacted in Shenzhen, the PRC, where the principal activities of the Group are conducted. The difference is analysed as follows:

	2004 RMB'000	2003 RMB'000
Profit before tax	**469,236**	338,209
Tax calculated at a tax rate of 15% (2003: 15%)	**70,386**	50,731
Effects of different tax rates applicable to companies within the Group	**(1,799)**	(15,111)
Effects of tax holiday on assessable profit of subsidiaries	**(111,556)**	(56,003)
Income not subject to tax	**—**	(129)
Expenses not deductible for tax purposes	**1,573**	34
Deferred tax assets not recognised (note 25)	**61,596**	36,491
Losses reported by companies within the Group not subject to tax	**2,334**	—
Tax charge	**22,534**	16,013

11 TAX EXPENSES (Cont'd)

(b) Value-added tax, business tax and related taxes

The operations of the Group are also subject to the following taxes in the PRC:

Category	Tax rate	Basis of levy
Value-added tax ("VAT")	17%	Sales value of goods sold, offsetting by VAT on purchases
Business tax ("BT") (note)	3 - 5%	Services fee income
City construction tax (note)	1%	Net VAT and BT payable amount
Educational surcharge (note)	3%	Net VAT and BT payable amount

Note: These three charges are recorded as a reduction against gross revenue.

12 DIVIDENDS

Pursuant to a resolution passed by the board of directors dated 17 March 2005, a final dividend for 2004 of HKD0.07 per share was proposed, subject to the approval of the shareholders in the annual general meeting to be held on 27 April, 2005. Such proposed dividend has not been shown as an appropriation in these financial statements. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 31 December 2005.

The dividends declared in respect of 2003 (approved in 2004) and 2002 (approved in 2003) were USD 3,500,000 (equivalent to approximately RMB28,935,000) and USD1,250,000 (equivalent to approximately RMB10,334,000), respectively.

13 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net profit by the weighted average number of ordinary shares in issue during the year.

	2004	2003
	RMB'000	RMB'000
Net profit	**446,702**	322,196
Weighted average number of ordinary shares in issue (thousands) (note)	**1,523,376**	1,321,151
Basic earnings per share (RMB per share) (note)	**0.293**	0.244

13 EARNINGS PER SHARE (Cont'd)

The diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding by the assumption of the conversion of all potential dilutive ordinary shares. Share options granted are the potential dilutive ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as to be the average market price of the Company's shares during the year) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

There were no potential dilutive instruments for 2003 as the Pre-IPO share options as stated in note 31 had not met the pre-condition for their exercisability before the IPO. Accordingly, the diluted earnings per share for 2003 is equal to the basic earnings per share.

	2004	2003
	RMB'000	RMB'000
Net profit	**446,702**	322,196
Weighted average number of ordinary shares in issue (thousands) (note)	**1,523,376**	1,321,151
Adjustments for – share options (thousands)	**30,652**	—
Weighted average number of ordinary shares for diluted earnings per share (thousands) (note)	**1,554,028**	1,321,151
Diluted earnings per share (RMB per share) (note)	**0.287**	0.244

Note: All per share information has been adjusted retroactively as if the aggregate effect of the two share splits (mentioned in note 26) had taken place at the beginning of 2003.

14 FIXED ASSETS

(in RMB thousands)

	Computer equipment	Furniture and office equipment	Motor vehicles	Leasehold improvements	Total
Year ended 31 December 2003					
Opening net book amount	34,728	1,191	534	2,398	38,851
Additions	50,842	4,052	1,184	3,381	59,459
Disposals	(970)	—	(13)	—	(983)
Depreciation charge	(10,622)	(646)	(141)	(5,779)	(17,188)
Closing net book amount	73,978	4,597	1,564	—	80,139
At 31 December 2003					
Cost	91,354	5,434	1,801	6,728	105,317
Accumulated depreciation	(17,376)	(837)	(237)	(6,728)	(25,178)
Net book amount	73,978	4,597	1,564	—	80,139
Year ended 31 December 2004					
Opening net book amount	73,978	4,597	1,564	—	80,139
Additions	69,653	4,983	791	15,109	90,536
Disposals	(181)	(605)	—	—	(786)
Depreciation charge	(23,786)	(1,356)	(327)	(2,340)	(27,809)
Closing net book amount	119,664	7,619	2,028	12,769	142,080
At 31 December 2004					
Cost	160,565	9,703	2,591	16,118	188,977
Accumulated depreciation	(40,901)	(2,084)	(563)	(3,349)	(46,897)
Net book amount	119,664	7,619	2,028	12,769	142,080

15 INTERESTS IN SUBSIDIARIES

(a) Interests in subsidiaries

The amount represents the investment in the equity interests of subsidiaries of the Company. Details are as follows:

	2004 RMB'000	2003 RMB'000
Investment in equity interests of subsidiaries, unlisted and at cost (note i)	**4**	16,534

As at 31 December 2004, the Company had interests in the following companies:

Name	Place and date of establishment and nature of legal entity	Particulars of issued/registered share capital	Percentage of equity/interest attributable to the Company				Principal activities
			2004		2003		
			Direct	Indirect	Direct	Indirect	
Tencent Computer	Established on 11 November 1998 in the PRC, private limited liability company	RMB20,000,000	–	100%	–	100% (note ii)	Provision of internet instant messaging and value-added services and of internet advertisement service
Tencent Technology (note i)	Established on 24 February 2000 in the PRC, wholly foreign owned enterprise	US$2,000,000	–	100%	100%	–	Development of computer software and provision of internet information service
Tencent Limited	Established on 14 March 1997 in the BVI, private limited liability company	US$1	100%	–	100%	–	Investment holding
Realtime Century Technology Limited	Established on 14 March 1997 in the BVI, private limited liability company	US$1	100%	–	100%	–	Investment holding
Shiji Kaixuan	Established on 13 January 2004 in the PRC, private limited liability company	RMB11,000,000	–	100% (note ii)	–	–	Provision of internet instant messaging and value-added services and of internet advertisement service
Shidai Zhaoyang	Established on 8 February 2004 in the PRC, wholly foreign owned enterprise	US$500,000	–	100%	–	–	Provision of technical and management consultancy services
Tencent Asset Management Limited ("Tencent Asset Management")	Established on 7 July 2004 in the BVI, private limited liability company	US$100	100%	–	–	–	Assets management

15 INTERESTS IN SUBSIDIARIES (Cont'd)

(a) Interests in subsidiaries (Cont'd)

Name	Place and date of establishment and nature of legal entity	Particulars of issued/registered share capital	Percentage of equity/interest attributable to the Company				Principal activities
			2004		2003		
			Direct	Indirect	Direct	Indirect	
Best Logistic Developments Limited	Established on 5 May 2004 in the BVI, private limited liability company	US$100	100%	—	—	—	Investment holding
TCH Alpha Limited	Established on 15 October 2004 in the BVI, private limited liability company	US$100	100%	—	—	—	Dormant
TCH Beta Limited	Established on 15 October 2004 in the BVI, private limited liability company	US$100	100%	—	—	—	Dormant
TCH Sigma Limited	Established on 15 October 2004 in the BVI, private limited liability company	US$100	100%	—	—	—	Dormant

Note i: In 2004, the Company transferred all its equity investment (the "Transfer") in its wholly owned subsidiary, Tencent Technology, to a newly acquired wholly owned subsidiary at a consideration of USD1 (equivalent to approximately RMB8). Since it is a reorganization under common control of the same shareholder, the difference between the original cost of investment in Tencent Technology and the consideration received by the Company for the Transfer in the amount of RMB16,534,000 was recorded as a debit to the capital reserve of the Company and no gain or loss had been recognised by the Company in the transaction.

Note ii: As explained in note 1, the Company lacks equity ownership in these two subsidiaries. Nevertheless, under ceratin contractual agreements enacted among the Registered Shareholders, the Company and its other subsidiaries, the Company controls these companies by way of controlling more than one half of the voting rights of them, governing their financial and operating policies and appointing or removing the majority of the members of their controlling authorities, and casting the majority of votes at meetings of such authorities. In addition, such contractual agreements also transfer the risks and rewards of the two companies to the Company.

(b) Amounts due from/(to) subsidiaries

The amounts due from subsidiaries mainly represent advances made to Tencent Asset Management for making investments in financial instruments of RMB1.8 billion. The remaining balances represent current account balances maintained with the companies within the Group. All of them are unsecured, interest free and have no fixed repayment terms.

16 HELD-TO-MATURITY INVESTMENTS

The amount as at 31 December 2004 represents two 3-Year notes issued by two financial institutions (the "Notes") at variable annual coupon rates over the issuance period of the Notes with maturity in August and October 2007, respectively. Embedded in the Notes are call options (the "Option") which entitle the issuers to repurchase the Notes at par from the Group after specified periods are lapsed until maturity of the Notes. Upon the exercise of the Option, the issuers are required to pay to the Group the principals together with the accrued interest.

There were no disposals of or impairment provisions made against held-to-maturity investments during the year ended 31 December 2004.

17 ACCOUNTS RECEIVABLE

	2004	2003
	RMB'000	RMB'000
0 - 30 days	**130,297**	45,694
31 days - 60 days	**25,340**	31,573
61 days - 90 days	**15,711**	17,635
Over 90 days but less than a year	**21,377**	4,824
	192,725	99,726

The Group has no formal credit periods communicated to its customers but the customers usually settle the amounts due to it within a period of 30 to 90 days. A substantial balance of the receivable balances as at the end of the year were due from China Mobile, China Unicom and China Telecommunications Corporation and their branches, subsidiaries and affiliates.

18 PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

The amount includes VAT refund receivable from the local tax authorities, which arose from certain intragroup sales of software, in the amount of RMB17,922,000 (2003: RMB25,900,000). According to a notice of the relevant government authorities in the PRC, Caishui 2000 No. 25, the portion of VAT paid in excess of 3% on software products developed and sold by an ordinary VAT payer would be immediately refunded by the tax bureau (the "Tax Rebate").

In addition, the respective VAT paid/payable in these intragroup transactions, net of the amounts of the Tax Rebate received/receivable, in the amount of approximately RMB12,243,000 (2003: RMB5,550,000), had been recorded as part of the general and administrative expenses of the Group during the year.

19 TRADING INVESTMENTS

Trading investments represent an investment portfolio held by the Group. The fair values of the respective underlying financial instruments are determined with reference to published price quotations in an active market.

In the consolidated cash flow statement, acquisitions of trading investments have been taken into account in the determination of the cash flows from operating activities (note 28).

In the consolidated income statement, changes in fair values of trading investments are recorded in other operating income.

20 TERM DEPOSITS WITH ORIGINAL MATURITIES OF OVER THREE MONTHS

The effective interest rates for the year of the term deposits with original maturities of over three months of the Group and the Company are 1.70% (2003: 1.61%) and 1.23% (2003: Nil) respectively.

As at 31 December 2004, the Group has term deposits with original maturities of over three months denominated in the USD and HKD are presented in note 3.1(a). They were deposited in banks outside the PRC.

Approximately RMB85,001,000 (2003: RMB20,000,000) of the Group deposits were denominated in RMB and were deposited with banks in the PRC. Within the balance, approximately RMB40,001,000 (2003: Nil) are deposits placed with a bank with PRC bonds provided by the bank as collaterals for the deposits ("Deposits with Collaterals").

All these term deposits of the Company were denominated in USD.

21 CASH AND CASH EQUIVALENTS

	Group		**Company**	
	2004	2003	**2004**	2003
	RMB'000	RMB'000	**RMB'000**	RMB'000
Cash at bank and in hand	**382,282**	208,454	**41,915**	128,761
Short-term deposits	**477,559**	117,132	**4,144**	—
	859,841	325,586	**46,059**	128,761

The effective interest rates for the year of the short-term bank deposits of the Group and the Company are 1.59% (2003: 1.14%) and 0.84% (2003: Nil) respectively, and these deposits have original maturities of three months or less.

21 CASH AND CASH EQUIVALENTS (Cont'd)

As at 31 December 2004, details of the balances maintained by the Group which were denominated in USD and HKD are presented in note 3.1 (a). The Company's balances denominated in USD and HKD are RMB5,887,000 (2003: RMB128,493,000) and RMB40,106,000 (2003: RMB247,000), respectively.

As at 31 December 2004, approximately RMB493,512,000 (2003: RMB196,669,000) of the balance of the Group are denominated in RMB and deposited with banks in the PRC. Within the amount, approximately RMB223,005,000 (2003: Nil) were Deposits with Collaterals as mentioned in note 20.

The Company had no material balances denominated in RMB.

22 ACCOUNTS PAYABLE

Accounts payable and their ageing analysis are as follows:

	2004	2003
	RMB'000	RMB'000
0 - 30 days	694	—
31 days - 60 days	297	—
61 days - 90 days	23	—
Over 90 days but less than a year	1,492	—
	2,506	—

23 OTHER PAYABLES AND ACCRUALS

	2004	2003
	RMB'000	RMB'000
Staff costs and welfare accruals	42,944	21,661
Prepayments received from customers	4,007	18,836
Marketing and administrative expenses accruals	13,452	1,124
Professional fees accruals	6,360	6,625
Others	13,149	11,055
	79,912	59,301

24 DEFERRED REVENUE

Deferred revenue mainly represents prepaid service fees received from customers for certain Internet value-added services where the related services have not been rendered.

25 DEFERRED INCOME TAXES

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rates which are expected to apply at the time of reversal of the temporary differences.

The deferred tax liabilities were provided in respect of tax applicable to the transfer of profits derived from Tencent Computer to the Company. The movements of deferred tax liabilities are as follows:

	2004	2003
	RMB'000	RMB'000
At beginning of year	**988**	3,058
Credit to income statement	**(988)**	(2,070)
At end of year	**—**	988

As mentioned in note 18 to the financial statements, certain intragroup software sales have been transacted. The costs of the software purchased can be amortised as expenses over their contracted useful lives (the "Amortisation") for income tax deduction claims in ascertaining the assessable profits of Tencent Computer. These have given rise to a temporary difference between the accounting base and the tax base of the amounts of software sold in these transactions. As at 31 December 2004, the net book value of software recorded by Tencent Computer was RMB653,911,000 (2003: RMB271,118,000).

The related deferred tax assets, estimated to be in the amount RMB98,087,000 based on the enacted tax rate of enterprises based in Shenzhen at 15%, had not been recognised in the consolidated financial statements as at 31 December 2004 (2003: RMB36,491,000) because there was no reasonable certainty that Tencent Computer would obtain the approval from the local tax bureau.

26 SHARE CAPITAL AND SHARE PREMIUM

The authorised share capital of the Company as at 1 January 2003 was 5,000,000 shares at USD0.01 (equivalent to RMB0.083) each. Pursuant to a resolution passed on 26 September 2003, the Company undertook a share split whereby each then issued ordinary share was split into 10.788 shares. The authorised share capital was then increased from 5,000,000 shares to 53,941,626 shares and the par value of each share was also altered from USD0.01 (equivalent to RMB0.083) each to no par value.

On 24 March 2004, the Company undertook another share split whereby each then issued ordinary share was split into 70 shares. The Board also resolved to increase the authorised share capital to 10,000,000,000 ordinary shares and a par value of HKD0.0001 was re-assigned to each share.

The shares and per share information presented in these financial statements have taken into account the effects of the two share splits as if they had taken place on 1 January 2003.

Movements in the issued share capital for the year ended 31 December 2003 and 2004 are as follows:

	Number of shares	Ordinary shares RMB'000	Share premium RMB'000	Total RMB'000
At 1 January 2003	1,800,688	149	53,105	53,254
Shares cancelled during the year (note (a))	(131,580)	(10)	(37,844)	(37,854)
Increase in number of shares upon share split (note (b))	16,337,772	—	—	—
Shares cancelled after share split (note (c))	(12)	(1)	—	(1)
At 31 December 2003/1 January 2004	18,006,868	138	15,261	15,399
Increase in number of shares upon share split (note (d))	1,242,473,892	—	—	—
Shares issued during the year (note (e))	420,160,500	45	1,516,425	1,516,470
Additional shares issued during the year (note (f))	63,024,000	7	237,264	237,271
Shares issued in relation to employees share option scheme (note (g))	21,239,150	2	8,771	8,773
At 31 December 2004	1,764,904,410	192	1,777,721	1,777,913

26 SHARE CAPITAL AND SHARE PREMIUM (Cont'd)

Note:

(a) On 11 August 2003, the Company undertook a redemption of 131,580 ordinary shares in issue from certain of the then shareholders at a consideration of USD34.80 (equivalent to RMB287.69) each. All these redeemed shares were then cancelled.

(b) On 26 September 2003, the Company undertook a share split (the "First Share Split") whereby 1 then issued ordinary share was split into 10.788 shares. Accordingly, the number of issued shares was increased from 1,669,108 to 18,006,880 with the relative percentage of shareholding among the shareholders remained unchanged. The nominal value of the ordinary shares was also decreased from USD0.01 to no par value.

(c) On 30 September 2003, the Company undertook to redeem a total of 12 ordinary shares from the then existing shareholders at a consideration of USD3.23 (equivalent to RMB26.66) each. All these redeemed shares were then cancelled.

(d) On 24 March 2004, the Company undertook another share split (the "Second Share Split") whereby 1 then issued ordinary share was split into 70 shares, while the relative rights of each shareholder remained unchanged.

(e) On 16 June 2004, a total of 420,160,500 shares of HKD0.0001 per share were issued at HKD3.70 each and were fully paid up in form of cash. This issuance consisted of (1) a public offering of 210,080,000 shares in Hong Kong and (2) a placement of 210,080,500 shares to institutional investors outside Hong Kong and the United States in reliance on Regulation S under the Securities Act and those in the United States in reliance on Rule 144A or another exemption under the Securities Act.

(f) On 8 July 2004, a total of 63,024,000 additional shares of HKD0.0001 per share were issued at HKD3.70 each after the exercise of an over-allotment option in full by the sponsor of the IPO on behalf of certain international purchasers.

(g) During the year of 2004, 21,239,150 Pre-IPO options of the Company granted in 2001 and 2002 at an exercise price of USD0.0497 each were exercised.

As at 31 December 2004, all issued shares were fully paid.

27 OTHER RESERVES

(a) Group

		PRC statutory reserves				
	Capital reserve	Statutory surplus reserve fund	Statutory public welfare fund	Reserve fund	Retained earnings	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance at 1 January 2003	1,000	—	—	—	143,696	144,696
Dividend relating to 2002	—	—	—	—	(10,334)	(10,334)
Net profit	—	—	—	—	322,196	322,196
Profit appropriations to statutory reserves	—	500	3,122	31	(3,653)	—
Transfer from retained earnings to capital reserve	19,000	—	—	—	(19,000)	—
Balance at 31 December 2003/ 1 January 2004	20,000	500	3,122	31	432,905	456,558
Dividend relating to 2003	—	—	—	—	(28,935)	(28,935)
Net profit	—	—	—	—	446,702	446,702
Profit appropriations to statutory reserves	—	9,500	11,053	8,236	(28,789)	—
Balance at 31 December 2004	20,000	10,000	14,175	8,267	821,883	874,325

27 OTHER RESERVES (Cont'd)

(a) Group (Cont'd)

In accordance with the Companies Laws of the PRC and the articles of association of two subsidiaries of the Group in the PRC, Tencent Computer and Shiji Kaixuan, appropriations of net profit (after offsetting accumulated losses from prior years) should be made by Tencent Computer and Shiji Kaixuan to their respective Statutory Surplus Reserve Funds, the Statutory Public Welfare Funds and the Discretionary Reserve Funds before distributions are made to the investors. The percentages of appropriation to Statutory Surplus Reserve Fund and Statutory Public Welfare Fund are 10% and 5 - 10%, respectively. The amount to be transferred to the Discretionary Reserve Fund is determined by the shareholders' meetings of Tencent Computer and Shiji Kaixuan. When the balance of the Statutory Surplus Reserve Fund reaches 50% of the paid up/registered capital, such transfer needs not be made. Both of the Statutory Surplus Reserve Fund and Discretionary Reserves Fund can be capitalised as capital of an enterprise, provided that the remaining Statutory Surplus Reserve Fund shall not be less than 25% of the registered capital. However, the Statutory Public Welfare Fund is only available to provide collective staff welfare benefits.

In addition, in accordance with the Law of the PRC on Enterprises with Foreign Investments and the articles of association of other two subsidiaries of the Group in the PRC, Tencent Technology and Shidai Zhaoyang, appropriations from net profit (after offsetting accumulated losses brought forward from prior years) should be made by the Tencent Technology and Shidai Zhaoyang to their respective Reserve Funds and the Staff Bonus and Welfare Funds before distributions are made to the owners. The percentage of net profit to be appropriated to the Reserve Fund is not less than 10% of the net profit. The percentage to be appropriated to the Staff Bonus and Welfare Fund is determined by their respective boards of directors. When the balance of the Reserve Fund reaches 50% of the paid up capital, such transfer needs not be made.

For Tencent Technology and Shidai Zhaoyang, the Staff Bonus and Welfare Fund is available to fund payments of special bonuses to staff and for collective staff welfare benefits. Upon approval from their respective boards of directors, the Reserve Fund can be used to offset an accumulated deficit or to increase capital.

In 2004, the shareholders meetings of Tencent Computer and board of directors of Tencent Technology proposed and approved the percentages of the 2003 profit appropriations and they were recognised in their 2004 financial statements, respectively. For the year ended 31 December 2004, no profit appropriations has been made by Shidai Zhaoyang since it reported losses. In addition, despite the fact that Shiji Kaixuan commenced its commercial operations and reported profits in 2004, the directors have not proposed the appropriations and therefore no appropriations have been accrued in its 2004 financial statements.

27 OTHER RESERVES (Cont'd)

(b) Company

	Capital reserve RMB'000	Retained earnings RMB'000	Total RMB'000
As at 1 January 2003	—	56,794	56,794
Dividend relating to 2002	—	(10,334)	(10,334)
Net profit	—	100,743	100,743
As at 31 December 2003/1 January 2004	—	147,203	147,203
Dividend relating to 2003	—	(28,935)	(28,935)
Capital reserve arising from Group reorganisation (note i)	(16,534)	—	(16,534)
Loss for the year	—	(12,056)	(12,056)
As at 31 December 2004	(16,534)	106,212	89,678

Note i: As described in note 15(a), the debit balance of the capital reserve of the Company arose as a result of the intragroup transfer of equity interests in a subsidiary which is under the common control of the same shareholder.

28 CONSOLIDATED CASH FLOW STATEMENTS

(a) Reconciliation of net profit to net cash inflow from operating activities:

	2004 RMB'000	2003 RMB'000
Net profit	446,702	322,196
Adjustments for:		
Taxation	22,534	16,013
Depreciation	27,809	17,188
(Profit)/loss on disposals of fixed assets	(2)	983
Fair value gains on trading investments	(3,788)	—
Interest income	(14,876)	(2,572)
Changes in working capital:		
Accounts receivable	(92,999)	(40,632)
Prepayments, deposits and other receivables	(11,307)	(32,797)
Trading investments	(663,112)	—
Accounts payable	2,506	—
Other payables and accruals, and other taxes payable	44,400	81,344
Increase in amounts due to related parties	—	(1,499)
Deferred revenue	59,546	3,153
Cash (used in)/generated from operations	(182,587)	363,377

In the consolidated cash flow statement, proceeds from disposals of fixed assets comprise:

	2004 RMB'000	2003 RMB'000
Net book amount	786	983
Profit/(loss) on disposals of fixed assets	2	(983)
Proceeds from disposals of fixed assets	788	—

28 CONSOLIDATED CASH FLOW STATEMENTS (Cont'd)

(b) Analysis of changes in financing

	Dividends payable	Share capital including premium	Total
	RMB'000	RMB'000	RMB'000
At 1 January 2003	—	53,172	53,172
Redemption of shares	—	(37,855)	(37,855)
Proposed dividends	10,334	—	10,334
Payment of dividends	(10,334)	—	(10,334)
At 31 December 2003/1 January 2004	—	15,317	15,317
Proceeds from issue of shares and share options	—	1,914,020	1,914,020
Payment for share issuance expenses	—	(148,325)	(148,325)
Received from shareholders	—	82	82
Proposed dividends	28,935	—	28,935
Payment of dividends	(28,790)	—	(28,790)
Balance at 31 December 2004	145	1,781,094	1,781,239

(c) Major non-cash transactions

The major non-cash transaction in 2004 was the Second Share Split mentioned in note 26 (2003: First Share Spilt mentioned in note 26).

29 COMMITMENTS

(a) Capital commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	2004	2003
	RMB'000	RMB'000
Purchase of fixed assets	**12,150**	7,043

(b) Operating lease commitments

The future aggregate minimum lease payments under non-cancellable operating leases in respect of buildings are as follows:

	2004	2003
	RMB'000	RMB'000
Not later than one year	**17,328**	13,533
Later than one year and not later than five years	**15,713**	28,740
	33,041	42,273

(c) Bandwidth leasing commitments

The future aggregate minimum lease payments under non-cancellable bandwidth leases are as follows:

	2004	2003
	RMB'000	RMB'000
Not later than one year	**62,651**	63,919
Later than one year and not later than five years	**3,250**	2,192
	65,901	66,111

30 RELATED PARTIES TRANSACTIONS

Except as disclosed in note 9 (Directors' emoluments) and note 31 (Share option plans) to the Financial Statements, the Group also undertook the following major transactions with related parties. In the opinion of the Directors, these transactions were conducted in the ordinary and usual course of business and the pricing of these transactions was determined based on mutual negotiation and agreement between the Company and the related parties.

(a) Intellectual property and know-how licensing agreement and supplementary agreements with a shareholder and its affiliate

On 27 June 2002, the Company granted a sole and exclusive license to a shareholder ("the Shareholder") and its affiliates (collectively the "Operators"), to use certain proprietary intellectual property and know-how of the Company for a license fee computed at 40% of gross revenue derived by the Operators by using these proprietary information in certain countries. The agreement is for a term of 15 years expiring in 2017.

Pursuant to two supplementary agreements dated 18 January and 18 June 2003 respectively, an affiliate of the Shareholder is granted the right to use any licensed mobile downloaded images developed by the Group and both the Shareholder and the Operators are granted a sole and exclusive license to use certain trademarks and other intellectual property belonging to the Company.

During the year, no license fees were received/receivable by the Company as the Shareholder had not generated any revenue from the provision of the services (2003: Nil).

(b) Cooperation agreement between Tencent Technology and a subsidiary of a shareholder

On 1 January 2003, Tencent Technology entered into a cooperation agreement with a subsidiary of the Shareholder in Shanghai, the PRC, to develop a co-branded SMS channel. Tencent Technology is entitled to 40% of the revenue so generated while the counter contract party is entitled to the remaining 60%. This contract has expired on 31 December 2004. Sharing of revenues of approximately RMB275,000 was paid/payable by the Group under such arrangements (2003: RMB587,000).

(c) Deposit in connection with the formation of Shiji Kaixuan

Pursuant to an agreement entered into among the Registered Shareholders and Tencent Technology on 16 December 2003, a sum of RMB11,000,000 was advanced by Tencent Technology to the Registered Shareholders for making capital contribution into Shiji Kaixuan, a subsidiary of the Group. The Registered Shareholders granted an irrevocable and exclusive right to Tencent Technology, and through another person, to purchase all or part of the equity interests and assets of Shiji Kaixuan at a nominal consideration. Shiji Kaixuan was formally approved to be established on 13 January 2004 by the relevant PRC authorities and therefore the deposit had been transferred to investment in subsidiaries in the financial statements of the Company.

31 SHARE OPTION PLANS

Share options are granted to employees. Movements in the number of share options outstanding are as follows:

	2004			2003
	Pre-IPO	**Post-IPO**	**Total**	Pre-IPO
At 1 January	**62,088,600**	**—**	**62,088,600**	62,561,100
Granted	**10,464,230**	**6,311,520**	**16,775,750**	—
Exercised	**(21,239,150)**	**—**	**(21,239,150)**	—
Lapsed	**(906,763)**	**(10,559)**	**(917,322)**	(472,500)
At 31 December	**50,406,917**	**6,300,961**	**56,707,878**	62,088,600

Pre-IPO share options were granted in 2004 at the price of USD0.1967 and USD0.4396 per share (2003: USD0.0497 per share) and will expire on 31 December 2011. Post-IPO share options were granted on 14 September 2004 at an exercise price of HKD3.665 per share and will expire after 10 years commencing on the adoption date of 24 March 2004.

Options exercised in 2004 resulted in 21,239,150 shares (2003 : Nil) being issued at USD0.0497 each.

	2004	2003
	RMB'000	RMB'000
Ordinary share capital – at par	**2**	—
Share premium	**8,771**	—
Proceeds	**8,773**	—
Fair value, at exercise date, of shares issued	**101,601**	—

Share options outstanding as at 31 December 2004 have the following terms:

Expiry Date	**Exercise price**	**2004**	2003
31 December 2011	USD0.0497	**40,371,450**	62,088,600
31 December 2011	USD0.1967/ USD0.4396	**10,035,467**	—
10 years commencing on the adoption date of 24 March 2004	HKD3.665	**6,300,961**	—
		56,707,878	62,088,600

On 26 January 2005 and 3 February 2005, 16,006,530 shares and 4,513,600 shares of Post-IPO share options were granted at the exercise price of HKD4.485 and HKD4.8 per share, respectively.

Tencent 腾讯

TENCENT HOLDINGS LIMITED
騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

ANNOUNCEMENT OF THE ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

The board of directors (the "Board") of Tencent Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2004. These results have been audited by PricewaterhouseCoopers, the auditors of the Company (the "Auditors"), in accordance with International Standards on Auditing. In addition, the results have also been reviewed by the Audit Committee of the Company, comprising a majority of independent non-executive directors of the Company.

Results

The Group's audited profit after tax for the year ended 31 December 2004 was RMB446.7 million, an increase of 38.6% compared with the results for the year ended 31 December 2003. Basic and diluted earnings per share for the year ended 31 December 2004 were RMB0.293 and RMB0.287 respectively.

Dividend

The Board has recommended the payment of a final dividend of HKD0.07 per share (2003: RMB0.023) for the year ended 31 December 2004, subject to the approval of the shareholders in the Annual General Meeting to be held on 27 April 2005. Such proposed dividend will be payable on 17 May 2005 to shareholders whose names appear on the register of members of the Company on 27 April 2005.

CONSOLIDATED INCOME STATEMENT

	Note	Year ended 31 December 2004 *RMB'000*	2003 *RMB'000*
Revenues			
Mobile and telecommunications value-added services		641,190	467,369
Internet value-added services		439,041	229,690
Online advertising		54,801	32,841
Others		8,501	5,057
	2	1,143,533	734,957
Cost of revenues		(416,216)	(229,548)
Gross profit	2	727,317	505,409
Other operating income/(expenses), net	3	11,039	(1,226)
Selling and marketing expenses		(108,482)	(55,967)
General and administrative expenses		(170,050)	(112,011)
Profit from operations	3	459,824	336,205
Finance income, net		9,412	2,004
Profit before tax		469,236	338,209
Income tax expenses	4	(22,534)	(16,013)
Net profit		446,702	322,196
Earnings per share (expressed in RMB per share)			
- basic	6	0.293	0.244
- diluted	6	0.287	0.244

CONSOLIDATED BALANCE SHEET

	As at 31 December 2004 RMB'000	2003 RMB'000
ASSETS		
Non-current assets		
Fixed assets	142,080	80,139
Deposit in connection with the formation of a subsidiary	-	11,000
Held-to-maturity investments	167,374	-
	309,454	91,139
Current assets		
Accounts receivable	192,725	99,726
Amounts due from shareholders	-	82
Prepayments, deposits and other receivables	50,347	35,872
Trading investments	666,900	-
Term deposits with original maturities of over three months	784,054	23,311
Cash and cash equivalents	859,841	325,586
	2,553,867	484,577
Total assets	2,863,321	575,716
EQUITY		
Shareholders' equity		
Share capital	192	138
Share premium	1,777,721	15,261
Other reserves	874,325	456,558
Total shareholders' equity	2,652,238	471,957
LIABILITIES		
Non-current liabilities		
Deferred tax liabilities	-	988
Current liabilities		
Accounts payable	2,506	-
Other payables and accruals	79,912	59,301
Dividends payable	145	-
Current income tax liabilities	5,648	7,115
Other tax liabilities	59,650	32,679
Deferred revenue	63,222	3,676
	211,083	102,771
Total liabilities	211,083	103,759
Total equity and liabilities	2,863,321	575,716

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital *RMB'000*	Share premium *RMB'000*	Other reserves *RMB'000*	Total *RMB'000*
Balance at 1 January 2003	149	53,105	144,696	197,950
Dividend relating to 2002	-	-	(10,334)	(10,334)
Net profit	-	-	322,196	322,196
Shares cancelled during the year	(10)	(37,844)	-	(37,854)
Shares cancelled after share split during the year	(1)	-	-	(1)
Balance at 31 December 2003/ 1 January 2004	138	15,261	456,558	471,957
Dividend relating to 2003	-	-	(28,935)	(28,935)
Net profit	-	-	446,702	446,702
Issue of shares in the IPO	52	1,905,195	-	1,905,247
Shares issuance expenses	-	(151,506)	-	(151,506)
Issue of shares - share options	2	8,771	-	8,773
Balance at 31 December 2004	192	1,777,721	874,325	2,652,238

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Year ended 31 December 2004 *RMB'000*	2003 *RMB'000*
Net cash (used in)/generated from operating activities *(note a)*	(207,576)	352,409
Net cash used in investing activities	(995,156)	(23,888)
Net cash generated from/(used in) financing activities	1,736,987	(48,189)
Net increase in cash and cash equivalents	534,255	280,332
Cash and cash equivalents at beginning of year	325,586	45,254
Cash and cash equivalents at end of year	859,841	325,586

Note a: Cash outflow for acquisition of trading investments of approximately RMB663,112,000 has been included in the determination of the net cash used in operating activities for the year ended 31 December 2004.

1 BASIS OF PREPARATION

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") under the historical cost convention, modified by the revaluation of financial instruments held for trading.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

These financial statements should be read in conjunction with the Accountants' Report and audited financial statements of the Group for the three years ended 31 December 2003 and the three months ended 31 March 2004 (collectively, the "IPO Financial Statements") for inclusion in the prospectus of the Company dated 7 June 2004 in connection with the initial listing of the shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

During the year, certain changes were introduced to IFRS which include IFRS3 "Business Combinations", IAS36 "Impairment of Assets" and IAS38 "Intangible Assets". These changes do not have any material impact on the financial statements of the Group in 2004.

2 SEGMENT INFORMATION

Business segments

Year ended 31 December 2004	Mobile and telecommunications value-added services *RMB'000*	Internet value-added services *RMB'000*	Online advertising *RMB'000*	Others *RMB'000*	Total *RMB'000*
Revenues	641,190	439,041	54,801	8,501	1,143,533
Gross profit/(loss)	397,263	295,908	37,287	(3,141)	727,317
Other operating income, net					11,039
Selling and marketing expenses					(108,482)
General and administrative expenses					(170,050)
Profit from operations					459,824
Finance income, net					9,412
Profit before tax					469,236
Income tax expenses					(22,534)
Net profit					446,702
Segment assets	132,213	151,084	9,617	5,965	298,879
Unallocated assets					2,564,442
Total assets					2,863,321
Segment liabilities	9,614	76,666	982	3,078	90,340
Unallocated liabilities					120,743
Total liabilities					211,083
Other segment items					
Capital expenditure	13,510	43,968	1,799	2,914	62,191
Unallocated capital expenditure					28,345
Total capital expenditure					90,536
Depreciation	4,540	14,520	605	987	20,652
Unallocated depreciation					7,157
Total depreciation					27,809

Year ended 31 December 2003	Mobile and telecommunications value-added services RMB'000	Internet value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	467,369	229,690	32,841	5,057	734,957
Gross profit	325,453	154,201	22,342	3,413	505,409
Other operating expenses, net					(1,226)
Selling and marketing expenses					(55,967)
General and administrative expenses					(112,011)
Profit from operations					336,205
Finance income, net					2,004
Profit before tax					338,209
Income tax expenses					(16,013)
Net profit					322,196
Segment assets	75,250	73,985	3,515	1,148	153,898
Unallocated assets					421,818
Total assets					575,716
Segment liabilities	3,527	3,052	405	447	7,431
Unallocated liabilities					96,328
Total liabilities					103,759
Other segment items					
Capital expenditure	8,769	25,725	676	937	36,107
Unallocated capital expenditure					23,352
Total capital expenditure					59,459
Depreciation	1,512	5,899	306	122	7,839
Unallocated depreciation					9,349
Total depreciation					17,188

3 PROFIT FROM OPERATIONS

The following items have been included in arriving at profit from operations:

	2004 RMB'000	2003 RMB'000
Depreciation of fixed assets	27,809	17,188
(Profit)/loss on sale of fixed assets	(2)	983
Research and development expenses (note a)	55,129	26,010
Operating lease rentals in respect of office buildings (included in general and administrative expenses)	15,597	8,211
Auditors' remuneration	3,110	869
Staff costs	151,124	81,921
Government subsidies (included in other operating income) (note b)	7,233	-
Fair value gains on trading investments (included in other operating income)	3,788	-
Value-added tax paid upon transfer of software within the Group (included in general and administrative expenses)	12,243	5,550

Note a: Research and development expenses included staff costs and depreciation of approximately RMB43,330,000 for the year (2003: RMB21,933,000). The Group had not capitalised any of the research and development expenses for the year (2003: Nil).

Note b: During the year, Tencent Computer was granted financial subsidy (the "Subsidy") by the local ministry of finance in Shenzhen, the PRC. The Subsidy was granted as an incentive offered to that subsidiary for engaging in the Hi-tech software business.

4 TAX EXPENSES

(a) Income Tax

(i) *Cayman Islands and British Virgin Islands Profits Tax*

The Group is not subject to any taxation under these jurisdictions for the year (2003: Nil).

(ii) *Hong Kong Profits Tax*

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the year (2003: Nil).

(iii) *PRC Enterprise Income Tax*

PRC Enterprise Income Tax ("EIT") is provided on the assessable income of the Group for the year, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer"), Tencent Technology (Shenzhen) Company Limited ("Tencent Technology"), Shenzhen Shiji Kaixuan Technology Company Limited ("Shiji Kaixuan") and Shidai Zhaoyang Technology (Shenzhen) Company Limited ("Shidai Zhaoyang") were established in the Shenzhen Special Economic Zone of the PRC where they conduct their operations. Accordingly, they are subject to EIT at a rate of 15%.

According to the provisions stipulated in the tax circular, Shendishuierhan 2002 No. 128, Tencent Computer is exempt from EIT for the one year commencing the first year of profitable operations after offsetting prior years' tax losses, followed by a 50% reduction for the next two years (the "Tencent Computer Tax Holiday"). The first profit-making year of Tencent Computer was 2002 and the Tencent Computer Tax Holiday commenced in that year. EIT was levied at 7.5% on its assessable profits for the year (2003: 7.5%).

Tencent Technology was approved by the relevant tax authorities as a foreign invested enterprise with productive sales income under the provisions stipulated in the tax circular, Shendishuiwaihan 2003 No. 413. Tencent Technology is exempt from EIT for two years commencing the first year of profitable operations after offsetting prior years' tax losses, followed by a 50% reduction for the next three years if its annual productive sales income exceeds 50% of its reported total sales income (the "Tencent Technology Tax Holiday"). 2003 and 2004 were the first and second profit-making years of Tencent Technology, after offsetting all tax losses brought forward from prior years. Accordingly, no provision for EIT was made in the financial statements for the year (2003: Nil).

In addition, Shiji Kaixuan is exempt from EIT for two years starting from the first year of operations according to the provisions stipulated in the tax circular, Shenguoshuifu jianmian 2004 No. 0272. 2004 was the first year of operations of Shiji Kaixuan and accordingly, no provision for EIT had been made in the financial statements for the year.

Shidai Zhaoyang was incorporated in PRC and it had no assessable profits during the year.

An analysis of the income tax charges for the year is as follows:

	2004 *RMB'000*	2003 *RMB'000*
PRC current tax	23,522	18,083
Deferred tax	(988)	(2,070)
	22,534	16,013

The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate enacted in Shenzhen, the PRC, where the principal activities of the Group are conducted, as follows:

	2004 *RMB'000*	2003 *RMB'000*
Profit before tax	469,236	338,209
Tax calculated at a tax rate of 15% (2003: 15%)	70,386	50,731
Effects of different tax rates applicable to companies within the Group	(1,799)	(15,111)
Effects of tax holiday on assessable profit of subsidiaries	(111,556)	(56,003)
Income not subject to tax	–	(129)
Expenses not deductible for tax purposes	1,573	34
Deferred tax assets not recognised	61,596	36,491
Losses reported by companies within the Group not subject to tax	2,334	–
Tax charge	22,534	16,013

(b) **Value-added tax, Business tax and related taxes**

The operations of the Group are also subject to the following taxes in the PRC:

Category	**Tax rate**	**Basis of levy**
Value-added tax ("VAT")	17%	Sales value of goods sold, offsetting by VAT on purchases
Business tax ("BT") (note a)	3 - 5%	Services fee income
City construction tax (note a)	1%	Net VAT and BT payable amount
Educational surcharge (note a)	3%	Net VAT and BT payable amount

Note a: These three charges are recorded as a reduction against gross revenue.

Certain intragroup software sales have been transacted. The costs of the software purchased can be amortised as expenses over their contracted useful lives (the "Amortisation") for income tax deduction claims in ascertaining the assessable profits of Tencent Computer with the approval of the local tax bureau. These have given rise to a temporary difference between the accounting base and the tax base of the amounts of software sold in these transactions. As at 31 December 2004, the net book value of software recorded by Tencent Computer was RMB653,911,000 (2003: RMB271,118,000).

The related deferred tax assets, estimated to be in the amount RMB98,087,000 based on the enacted tax rate of enterprises based in Shenzhen at 15%, had not been recognised in the consolidated financial statements as at 31 December 2004 (2003: RMB36,491,000) because there was no reasonable certainty that Tencent Computer would obtain the approval from the local tax bureau.

5 DIVIDEND

Pursuant to a resolution passed by the board of directors on 17 March 2005, subject to the approval of the shareholders in the Annual General Meeting to be held on 27 April 2005, a final dividend for 2004 of HKD0.07 per share was proposed. Such proposed dividend has not been shown as an appropriation in these financial statements. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 31 December 2005.

The dividend declared in respect of the year ended 31 December 2003 (approved in 2004) and the year ended 31 December 2002 (approved in 2003) were USD3,500,000 (equivalent to approximately RMB28,935,000) and USD1,250,000 (equivalent to approximately RMB10,334,000), respectively.

6 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net profit by the weighted average number of ordinary shares in issue during the year.

	2004	**2003**
	RMB'000	*RMB'000*
Net profit	446,702	322,196
Weighted average number of ordinary shares in issue (thousands) (note a)	1,523,376	1,321,151
Basic earnings per share (RMB per share) (note a)	0.293	0.244

The diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding by the assumption of the conversion of all potential dilutive ordinary shares. Share options granted are the potential dilutive ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as to be the average market price of the Company's shares during the year) based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

There were no potential dilutive instruments for 2003 as the Pre-IPO share options as stated in note 7 had not met the pre-condition for their exercisability before the IPO. Accordingly, the diluted earnings per share for 2003 is equal to the basic earnings per share.

	2004	**2003**
	RMB'000	*RMB'000*
Net profit	446,702	322,196
Weighted average number of ordinary shares in issue (thousands) (note a)	1,523,376	1,321,151
Adjustments for - share options (thousands)	30,652	–
Weighted average number of ordinary shares for diluted earnings per share (thousands) (note a)	1,554,028	1,321,151
Diluted earnings per share (RMB per share) (note a)	0.287	0.244

Note a: All per share information has been adjusted retroactively as if the aggregate effect of the two share splits undertaken in 2003 and 2004 had taken place at the beginning of 2003.

7 SHARE OPTION PLANS

The Company adopted two share option schemes for the purpose of providing incentives to its directors, eligible employees and consultants:

(a). PRE-IPO SHARE OPTION SCHEME (THE "PRE-IPO OPTION SCHEME")

Under the Pre-IPO Option Scheme, the Board may grant options to eligible employees, including executive directors of the Company, to subscribe for shares in the Company. The Pre-IPO Option Scheme will expire on 31 December 2011.

Options exercised in 2004 resulted in 21,239,150 shares being issued at USD0.0497 each. As at 31 December 2004, there were 50,406,917 options outstanding. No further options will be granted under the Pre-IPO Option Scheme.

(b). POST-IPO SHARE OPTION SCHEME (THE "POST-IPO OPTION SCHEME")

The Post-IPO Option Scheme was adopted by the Company on 24 March 2004. The Board may, at its discretion, invite any employee, consultant or director of any company in the Group to take up options to subscribe for shares at a price determined by it.

The maximum number of shares in respect of which options may be granted under the Post-IPO Option Scheme, and under any other share option scheme of the Company (including the Pre-IPO Option Scheme), shall not exceed 10% of the relevant class of securities of the Company in issue as of the date of listing of the Company's ordinary shares. The option period is determined according to the Board but may not exceed 10 years. The Post-IPO Option Scheme will remain in force for a period of ten years, commencing on the adoption date.

As at 31 December 2004, there were 6,300,961 options outstanding. On 26 January and 3 February 2005, 16,006,530 options and 4,513,600 options were granted under the Post-IPO Option Scheme at exercise price of HKD4.485 and HKD4.8 each, respectively.

Financial Performance — Comparison of Fourth Quarter of 2004 with Third Quarter of 2004 and Fourth Quarter of 2003

Our unaudited consolidated revenues for the three months ended 31 December 2004 were RMB314.5 million, an increase of 35.7% over the same period in 2003 and an increase of 4.5% quarter on quarter.

Revenues from our Internet value-added services were RMB125.1 million, representing an increase of 60.1% from the same period in 2003 and an increase of 14.4% quarter on quarter.

Revenues from our mobile and telecommunications value-added services were RMB168.7 million, representing an increase of 18.6% from the same period in 2003 and a decrease of 2.9% quarter on quarter.

Revenues from our online advertising were RMB17.7 million, representing an increase of 81.5% from the same period in 2003 and an increase of 10.9% quarter on quarter.

Cost of revenues was RMB114.0 million, representing an increase of 52.5% from the same period in 2003 and a decrease of 0.5% quarter on quarter. As a percentage of revenues, cost of revenues accounted for 36.3% for the fourth quarter of 2004, compared to 32.3% for the same period in 2003 and 38.1% for the third quarter of 2004.

Other operating income was RMB9.6 million, increasing more than 100% compared to the same period in 2003 and on a quarter on quarter basis.

Selling and marketing expenses were RMB31.5 million, representing an increase of 80.7% from the same period in 2003 and an increase of 14.7% quarter on quarter.

General and administrative expenses were RMB58.0 million, representing an increase of 43.4% from the same period in 2003 and an increase of 16.9% quarter on quarter.

Profit for the fourth quarter of 2004 was RMB118.1 million, representing an increase of 25.0% from the same period in 2003 and an increase of 9.4% quarter on quarter. As a percentage of revenues, profit for the period accounted for 37.6% for the fourth quarter of 2004, compared to 40.8% for the fourth quarter of 2003 and 35.9% for the third quarter of 2004.

Operating Information

The following table sets forth certain operating statistics relating to our instant messaging ("IM") community and value-added services as of the dates and for the periods presented:

	For the 16-day period ended 31 December 2004	**For the 15-day period ended 30 September 2004**
	(in millions)	
Registered IM user accounts (at end of period)	369.7	355.3
Active user accounts	134.8	119.3
Peak simultaneous online user accounts (for the quarter)	9.4	7.3
Average daily user hours	114.6	79.2
Average daily messages[(1)]	1,580.2	1,210.7
Fee-based Internet value-added services registered subscriptions (at end of period)	8.3	6.9
Fee-based mobile and telecommunications value-added services registered subscriptions (at end of period)[(2)]	8.8	12.5

Notes:

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by the Group or through mobile operators. Substantially all the decline in paying subscriptions was due to the discontinuation of the 161 Mobile Chat fee sharing arrangement at the end of December 2004.

Management's Discussion and Analysis

Fourth Quarter of 2004 Compared to Third Quarter of 2004

The following discussion covers the results of the two quarters ended 31 December 2004. The quarterly results, however, are not necessarily indicative of our results for the full year. You should read the following discussion together with the annual discussion below.

The following table sets forth the comparative figures for the fourth quarter ended 31 December 2004 and the third quarter ended 30 September 2004:

	Three months ended	
	31 December 2004	**30 September 2004**
	(Unaudited)	
	RMB'000	*RMB'000*
Revenues	314,481	300,986
Cost of revenues	(114,037)	(114,652)
Gross profit	200,444	186,334
Other operating income, net	9,564	1,457
Selling and marketing expenses	(31,501)	(27,472)
General and administrative expenses	(58,019)	(49,647)
Profit from operations	120,488	110,672
Finance income, net	4,053	3,425
Profit before tax	124,541	114,097
Income tax expenses	(6,407)	(6,122)
Net profit	118,134	107,975

Revenues. Revenues increased by 4.5% from RMB301.0 million for the third quarter of 2004 to RMB314.5 million for the fourth quarter of 2004. The following table sets forth our revenues by lines of business for the third quarter of 2004 and the fourth quarter of 2004:

	Three months ended			
	31 December 2004		**30 September 2004**	
	Amount	**% of total revenues**	**Amount**	**% of total revenues**
	RMB'000		*RMB'000*	
Internet value-added services	125,149	39.8%	109,393	36.4%
Mobile and telecommunications value-added services	168,664	53.6	173,655	57.7
Online advertising	17,744	5.6	15,995	5.3
Others	2,924	1.0	1,943	0.6
Total revenues	314,481	100.0%	300,986	100.0%

Revenues from our Internet value-added services increased by 14.4% from RMB109.4 million for the third quarter of 2004 to RMB125.1 million for the fourth quarter of 2004. The increase mainly reflected the healthy growth in our Internet value-added services, including the continuing success of avatars and the growth in our fairly new products and services, such as online games and "cyber hard disk" online data storing services. In addition, revenues from various newly launched products also contributed to our revenue growth. The increase was partially offset by a decrease in some of the more mature services, such as online dating and QQXing.

Revenues from our mobile and telecommunications value-added services decreased by 2.9%, from RMB173.7 million for the third quarter of 2004 to RMB168.7 million for the fourth quarter of 2004. The "cleaning up" of inactive customer accounts undertaken by mobile operators and the slowdown of mobile content industry in general negatively impacted our mobile IVR services, some of our mobile news and information content services and our music and picture/image downloading services. These decreases, however, were partially compensated by increased revenues from our ringback tones and mobile chat services.

Revenues from online advertising increased by 10.9%, from RMB16.0 million for the third quarter of 2004 to RMB17.7 million for the fourth quarter of 2004. The increase reflected the continued growth of our online advertising business offered through our IM platform and the QQ.com portal.

Cost of revenues. Cost of revenues decreased by 0.5%, from RMB114.7 million in the third quarter of 2004 to RMB114.0 million in the fourth quarter of 2004. The decrease principally reflected the decrease in the amount of telecommunications operators' revenue share and imbalance fees. Content subscription costs, however, increased as we offered richer content. Expenses associated with our bandwidth capacity and servers also increased as we supported more bandwidth intensive services. In addition, staff costs increased as we recruited additional staff to support our broader range of products and services. As a percentage of revenues, cost of revenues decreased from 38.1% in the third quarter of 2004 to 36.3% in the fourth quarter of 2004. The following table sets forth our cost of revenues by lines of business for the third quarter of 2004 and the fourth quarter of 2004:

	Three months ended			
	31 December 2004		30 September 2004	
	Amount *RMB'000*	% of segment revenues	Amount *RMB'000*	% of segment revenues
Internet value-added services	37,827	30.2%	38,570	35.3%
Mobile and telecommunications value-added services	68,144	40.4	67,682	39.0
Online advertising	5,216	29.4	5,105	31.9
Others	2,850	97.5	3,295	169.6
Total cost of revenues	114,037		114,652	

Cost of revenues for our Internet value-added services decreased by 1.9% from RMB38.6 million for the third quarter of 2004 to RMB37.8 million for the fourth quarter of 2004. The decrease mainly reflected the lower amount of fees paid to mobile operators for their share of revenues and imbalance fees as we gradually diversified some of our collection channels into non-mobile based channels and as we incurred smaller imbalance fees as the volume of traffic imbalance decreased. These decreases were partially offset by increased expenses associated with our bandwidth capacity and servers as we supported more bandwidth intensive services and increased staff costs as we recruited additional staff to develop and support our new products and services.

Cost of revenues for our mobile and telecommunications value-added services increased by 0.7% from RMB67.7 million for the third quarter of 2004 to RMB68.1 million for the fourth quarter of 2004. Content sharing costs and staff costs continued to increase as we offered a broader range of products. However, the amount of fees retained by mobile operators for their share of revenues and imbalance fees decreased due to smaller imbalance fees as the volume of traffic imbalance decreased.

Cost of revenues for our online advertising increased slightly by 2.2% from RMB5.1 million for the third quarter of 2004 to RMB5.2 million for the fourth quarter of 2004. Sales commission paid to advertising agencies increased mainly due to our increased online advertising business volume.

Other operating income/(expenses), net. We recorded other operating income of RMB9.6 million in the fourth quarter of 2004 relating to a financial subsidy of RMB7.2 million received from the local government and fair value gains on financial instruments of RMB2.4 million. The financial subsidy was granted to us as part of the local government's efforts to promote development of the high-tech software business.

Selling and marketing expenses. Selling and marketing expenses increased by 14.7% from RMB27.5 million for the third quarter of 2004 to RMB31.5 million for the fourth quarter of 2004. The increase principally reflected increased promotional and advertising activities relating to our broader products and services portfolio and the higher staff costs relating to our expanded marketing staff. As a percentage of revenues, selling and marketing expenses increased from 9.1% in the third quarter of 2004 to 10.0% in the fourth quarter of 2004.

General and administrative expenses. General and administrative expenses increased by 16.9% from RMB49.6 million for the third quarter of 2004 to RMB58.0 million for the fourth quarter of 2004. The increase was mainly attributable to increased research and development expenses as we increased our research and development staff with an emphasis on online gaming, web portal and IM functionalities. Staff cost also increased as we recruited heavily to support our future growth. As a percentage of revenues, general and administrative expenses increased from 16.5% in the third quarter of 2004 to 18.4% in the fourth quarter of 2004.

Taxation. We recorded profit taxes of RMB6.4million for the fourth quarter of 2004 compared to RMB6.1 million for the third quarter of 2004. The effective tax rate applicable for the fourth quarter of 2004 was 5.1%, only slightly lower than that for the third quarter of 2004.

Net profit. As a result of the factors discussed above, net profit increased by 9.4% from RMB108.0 million for the third quarter of 2004 to RMB118.1 million for the fourth quarter of 2004. Net margin for the period was 37.6% for the fourth quarter of 2004 compared to 35.9% for the third quarter of 2004.

Year Ended 31 December 2004 Compared to Year Ended 31 December 2003

The following discussion covers the results for the two years ended 31 December 2004. Our results, however, fluctuate from quarter to quarter. You should read the following discussion together with the quarterly discussion above.

Revenues. Revenues increased by 55.6% from RMB735.0 million for the year ended 31 December 2003 to RMB1,143.5 million for the year ended 31 December 2004, as a result of a significant increase in revenues from both Internet value-added services and mobile and telecommunications value-added services. The following table sets forth our revenues by lines of business for the years ended 31 December 2003 and 2004:

	Years ended 31 December			
	2004		2003	
	Amount	% of total revenues	Amount	% of total revenues
	RMB'000		*RMB'000*	
Internet value-added services	439,041	38.4%	229,690	31.3%
Mobile and telecommunications value-added services	641,190	56.1	467,369	63.6
Online advertising	54,801	4.8	32,841	4.4
Others	8,501	0.7	5,057	0.7
Total revenues	1,143,533	100.0%	734,957	100.0%

Revenues from our Internet value-added services increased by 91.1% from RMB229.7 million for the year ended 31 December 2003 to RMB439.0 million for the year ended 31 December 2004. Revenues from our various community services and interactive entertainment, in particular avatars, increased as our user adoption grew. In addition, we continued to grow our membership subscriptions through various promotional activities. Several new products and services, particularly online games and "cyber hard disk", and the development of new fee collection channels also contributed to the increase in revenues from Internet value-added services.

Revenues from our mobile and telecommunications value-added services increased by 37.2% from RMB467.4 million for the year ended 31 December 2003 to RMB641.2 million for the year ended 31 December 2004. Although some of our mature products and services, such as Mobile QQ, were affected by the "cleaning up" of inactive customer accounts undertaken by mobile operators, revenues from mobile chat services and mobile content services continued to grow. In addition, revenues from newly launched services, such as mobile voice value-added services comprising ringback tones and mobile IVR, contributed to the increased revenues. Revenues from 2.5G-related services also increased significantly due to the increased popularity of 2.5G services offered by mobile operators.

Revenues from online advertising increased by 66.9% from RMB32.8 million for the year ended 31 December 2003 to RMB54.8 million for the year ended 31 December 2004. The increase in revenues reflected our growing customer base and our increased advertising generated by the QQ.com portal. Moreover, revenues from online advertising for the year ended 31 December 2003 were negatively affected due to the outbreak of the SARS epidemic.

Cost of revenues. Cost of revenues increased by 81.3% from RMB229.5 million for the year ended 31 December 2003 to RMB416.2 million for the year ended 31 December 2004. The increase principally reflected the increases in the amount of telecommunications operators' revenue share and imbalance fees, bandwidth and server custody fees and staff costs directly attributable to our services and products. As a percentage of revenues, cost of revenues increased from 31.2% in the year ended 31 December 2003 to 36.4% in the year ended 31

December 2004 mainly due to the increase in the amount of imbalance fees as a result of the increased volume of traffic imbalance. Staff costs also increased in advance of our revenues as we recruited additional staff to support our growing product and service offerings. The following table sets forth our cost of revenues by lines of business for the year ended 31 December 2003 and 2004:

	Years ended 31 December			
	2004		**2003**	
	Amount	**% of segment revenues**	**Amount**	**% of segment revenues**
	RMB'000		*RMB'000*	
Internet value-added services	143,133	32.6%	75,489	32.9%
Mobile and telecommunications value-added services	243,927	38.0	141,916	30.4
Online advertising	17,514	32.0	10,499	32.0
Others	11,642	136.9	1,644	32.5
Total cost of revenues	416,216		229,548	

Cost of revenues for our Internet value-added services increased by 89.6% from RMB75.5 million for the year ended 31 December 2003 to RMB143.1 million for the year ended 31 December 2004. The amount of fees retained by mobile operators for their share of revenues and imbalance fees increased as the fees collected through that channel increased for the full year. However, in the fourth quarter of 2004, these fees decreased as a result of a gradual diversification of some of our collection channels into non-mobile based channels and smaller imbalance fees as we reduced the traffic imbalance volume. As we offered an increasing variety of Internet value-added services in 2004, we had to increase our bandwidth and server capacity, content subscription and support staff.

Cost of revenues for our mobile and telecommunications value-added services increased by 71.9% from RMB141.9 million for the year ended 31 December 2003 to RMB243.9 million for the year ended 31 December 2004. The increase mainly reflected the increase in the amount of fees retained by mobile operators for their share of revenues and imbalance fees. Imbalance fees grew as the traffic imbalance grew and as certain mobile operators increased the amount of imbalance fees. Staff costs also increased as we increased the number of staff to support our various new products and services. As we enriched our content offering, content subscription charges increased.

Cost of revenues for our online advertising increased by 66.8% from RMB10.5 million for the year ended 31 December 2003 to RMB17.5 million for the year ended 31 December 2004. The increase mainly reflected increased amount of sales commissions paid to advertising agencies and increased bandwidth charges as we increased the volume of advertising contracts.

Other operating income/(expenses), net. We recorded other operating income of RMB11.0 million for the year ended 31 December 2004 relating to a financial subsidy of RMB7.2 million received from the local government and fair value gains on financial instruments of RMB3.8 million. The financial subsidy was granted to us as part of the local government's efforts to promote development of the high-tech software business.

Selling and marketing expenses. Selling and marketing expenses increased by 93.8% from RMB56.0 million for the year ended 31 December 2003 to RMB108.5 million for the year ended 31 December 2004. The increase principally reflected increased promotional and advertising activities relating to the launch of and promotional efforts relating to several new products and new distribution channels, such as Vnet, E-sales and banks. For the year ended 31 December 2004, we increased our outsourcing as we expanded our customer support activities. In addition, we incurred higher level of travel and entertainment costs relating to our marketing efforts as we participated in trade shows and exhibitions more actively.

General and administrative expenses. General and administrative expenses increased by 51.8% from RMB112.0 million for the year ended 31 December 2003 to RMB170.1 million for the year ended 31 December 2004. The increase primarily reflected the increase in research and development costs as a result of an increase in the number of research and development staff and technical personnel supporting our overall business, including in particular online gaming, web portal and IM functionalities. Staff cost also increased significantly as a result of a higher number of staff and increased salary. The increase in our office lease rental payments relating to our new Shenzhen headquarters was mostly offset by the reductions in office maintenance expenses incurred at our previous offices.

Finance income, net. Finance income, net increased by 369.7% from RMB2.0 million for the year ended 31 December 2003 to RMB9.4 million for the year ended 31 December 2004. The increase was mainly due to the interest income generated from depositing the cash proceeds from our initial public offering into interest-earning financial assets. Increases in interest rates in general that occurred in 2004 also contributed to the increase.

Taxation. We recorded profit taxes of RMB22.5 million for the year ended 31 December 2004 compared to RMB16.0 million for the year ended 31 December 2003. The increase in profit taxes mainly reflected the increase in our profit before tax. Starting from 2003, Tencent Technology has been selling software to Tencent Computer under our structural contracts. Upon obtaining a formal approval from the local tax bureau in the PRC, the cost of the software, which is amortised as expenses at Tencent Computer over its estimated contractual useful lives, will be allowed for income tax deduction claims in ascertaining the assessable profits of Tencent Computer. Accordingly, these intra-group arrangements have given rise to a potential temporary difference between the accounting base in our consolidated financial statements and the tax base in the financial statements of Tencent Computer. The related potential deferred tax assets, estimated to be in the amount RMB98.1 million as at 31 December 2004 based on the enacted 15% tax rate applicable to enterprises based in Shenzhen, have not been recognised in our consolidated financial statements because there is no reasonable certainty that Tencent Computer will obtain the necessary approval from the local tax bureau. Management has lodged an application with the relevant authorities in

2004, but there has not been any affirmative confirmation obtained. In addition, we are also actively seeking additional tax savings opportunities, and as part of such efforts, started the application process to reduce the enterprise income tax for Tencent Technology in the future.

Net profit. As a result of the factors discussed above, net profit increased by 38.6% from RMB322.2 million for the year ended 31 December 2003 to RMB446.7 million for the year ended 31 December 2004. Net margin was 39.1% for the year ended 31 December 2004 compared to 43.8% for the year ended 31 December 2003.

Liquidity and Financial Resources

We completed our initial public offering on the Stock Exchange in June 2004. In connection with the initial public offering, a total of 420,160,500 shares of HKD0.0001 per share were issued at HKD3.70 each and were fully paid up in the form of cash on 16 June 2004. In addition, on 8 July 2004, a total of 63,024,000 additional shares were issued at HKD3.70 each after the exercise of an over-allotment option in full and were fully paid up in the form of cash. Our financial position significantly improved in the year ended 31 December 2004 as we received gross proceeds of RMB1,905.2 million from the initial public offering.

As of 31 December 2004, we had cash and cash equivalents of RMB859.8 million compared to RMB325.6 million as of 31 December 2003. A large portion of our cash has been held in deposits and investments denominated in U.S. dollars. As we have not used any means to hedge our exposure to foreign exchange risk, we may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments.

We had no interest-bearing borrowings as of 31 December 2004.

Business Outlook

We believe the Internet value-added service and mobile and telecommunications value-added service market in China offers exciting long-term opportunities for us. During 2004, the number of Internet and mobile users in China continued to grow. Despite the large user base, we believe the market is still at a nascent stage of development from a revenue generation perspective, and accordingly, the market is susceptible to short-term volatilities and uncertainties. For example, the mobile value-added services segment in China has seen a number of changes in 2004 that caused a negative impact to value-added service providers in general. However, we believe that as Chinese consumers become more affluent and more experienced in the Internet, and as new technology, applications and services are introduced, the strong secular growth trend in the Internet and mobile and telecommunications value-added service market will be intact over the long-term. We are committed to making investments in research and development, contents, servers and bandwidth as well as marketing to strengthen our leading position and prepare ourselves for the significant opportunities ahead of us.

In our core IM platform, we aim to continue to enrich the platform's functionalities to provide not only IM services, but also a whole range of value-added services to facilitate the interaction among our users and to provide entertainment to them. In the past year, we have strengthened our IM platform, as demonstrated in the rapid growth in both our active user accounts and peak simultaneous users, and we will continue to focus on this area.

In our Internet value-added services, we intend to continue to grow our QQ Membership service by offering additional functionalities, such as an expanded version of our mail service, as well as performing targeted marketing to increase its still very low penetration among our users. We intend to further enrich the product offerings of our avatar service, which has been a significant revenue growth driver for us in recent quarters. We also intend to further extend the leadership of our QQ Game Portal, and to monetize such leadership by increasing paid-subscriptions and game item purchases for the casual games. In addition, we plan to promote our advanced casual game, QQTang, aggressively and beta test our new MMOG in the next few months. We are targeting to generate new revenues from these games in the later part of 2005.

To further strengthen its email product offering, the Company agreed to acquire the developer of Foxmail, a leading email client software in China, in March 2005. The Company plans to leverage the technology and technical personnel acquired in the transaction to enhance its QQ email client, and to launch a compelling web mail service in future.

In our mobile and telecommunications value-added services, the termination of 161 Mobile Chat fee sharing arrangement with China Mobile will negatively impact our revenues from this segment starting from the first quarter of 2005. In addition, our MMS revenue will also see some pressure in the first quarter of 2005 becuase of the change in billing policy of that service. We will strive to lessen such negative impact by actively promoting our Mobile QQ and other existing services, enriching our 2.5G offerings and taking advantage of the growth potential of the PHS market.

In our online advertising business, we will continue to optimize our IM advertising to strike a better balance between growing advertising revenue and reducing disturbance to our IM users. We intend to attract more advertisers to QQ.com by developing more content targeted for various vertical industries, and strengthening its brand recognition as a premier destination portal for the young generation in China. We will also start advertising business in our QQ Game Portal. We expect to see strong growth in our online advertising business in 2005.

Other Information

Post Balance Sheet Event

There were no material subsequent events after 31 December 2004.

Employee and Remuneration Policies

As at 31 December 2004, the Group had 1,108 employees (2003: 614), most of whom are based in the Company's head office in Shenzhen, the PRC. The number of workers employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost incurred by the Group for the year ended 31 December 2004 was RMB 151.1 million (2003: RMB 81.9 million).

Purchase, Sale or Redemption of the Company's Listed Securities

During the year ended 31 December 2004, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

Closure of Register of Members

The register of members will be closed from Thursday, 21 April 2005 to Wednesday, 27 April 2005 both days inclusive, during which period no transfer of shares will be registered. In order to be entitled to attend and vote at the forthcoming Annual General Meeting and to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrar, Computershare Hong Kong Investor Services Limited, Shop 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00p.m. on Wednesday, 20 April 2005.

Corporate governance

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee has reviewed the Group's audited financial statements for the year ended 31 December 2004.

Compliance with the Code of Best Practice

None of the directors of the Company is aware of any information which would reasonably indicate that the Company is not, or was not, for any part of the year ended 31 December 2004 since listing, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

Publication of the annual results and annual report

All the financial and other related information of the Company required by the Listing Rules will be published on the website of each of The Stock Exchange and the Company (www.tencent.com) in due course.

Appreciation

The dedication of the management and staff of the Group is an important ingredient necessary to meet the challenges and opportunities ahead. We would like to take this opportunity to record our cordial thanks to them all.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 17 March 2005

As at the date of this announcement, the directors of the Company are:
Executive Directors: Ma Huateng and Zhang Zhidong;
Non-Executive Directors: Antonie Andries Roux and Charles St Leger Searle; and
Independent Non-Executive Directors: Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

This announcement contains forward-looking statements relating to the business outlook, forecast business plans and growth strategies of the Group. These forward-looking statements are based on information currently available to the Group and are stated herein on the basis of the outlook at the time of this announcement. They are based on certain expectations, assumptions and premises, some of which are subjective or beyond our control. The forward-looking statements may prove to be incorrect and may not be realized in future. Underlying the forward-looking statements are a large number of risks and uncertainties. Further information regarding these risks and uncertainties is included in our other public disclosure documents.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of Tencent Holdings Limited (the "Company") will be held at Salon 4, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 27 April 2005, at 10:30 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2004.

2. To declare a final dividend.

3. To re-elect Directors and authorize the Board of Directors to fix the Directors' remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

As special business, to consider and if thought fit, to pass with or without modification the following Resolutions as Ordinary Resolutions:

5. "**That**:

   (a) subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

   (b) the mandate in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the articles of association of the Company from time to time, shall not exceed twenty per cent (20%) of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**That**:

(a) a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HKD0.0001 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent (10%) of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution;

(b) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

7. “**That**, conditional upon the passing of Resolutions 5 and 6 set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution 6 shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution 5.”

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 17 March 2005

Notes:

1. The register of members will be closed from Thursday, 21 April 2005 to Wednesday, 27 April 2005, both days inclusive, during which period no transfer of shares will be registered. In order to be entitled to attend and vote at the forthcoming Annual General Meeting and to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at Shop 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration no later than 4:00 p.m. on Wednesday, 20 April 2005.

2. Any member entitled to attend and vote at the Annual General Meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint one, if he holds two or more shares, or more person(s) as his proxy or proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. To be valid, the form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a certified copy of such power of attorney or authority, must be deposited at the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof.

4. A circular containing further details regarding Resolutions 5 to 7 above is expected to be despatched to shareholders on or about 1 April 2005.

Please also refer to the published version of this announcement in The Standard.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Tencent Holdings Limited, you should at once hand this circular together with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Tencent腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES
RE-ELECTION OF DIRECTORS
AND
NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of Tencent Holdings Limited (the "Company") to be held at 10:30 a.m. on Wednesday, 27 April 2005 at Salon 4, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong ("AGM") is set out on pages 11 to 13 of this circular. Whether or not you are able to attend the AGM, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjourned meeting should you so wish.

30 March 2005

CONTENTS

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

Executive Directors:
Mr. Ma Huateng *(Chairman)*
Mr. Zhang Zhidong

Non-executive Directors:
Mr. Antonie Andries Roux
Mr. Charles St Leger Searle

Independent Non-executive Directors:
Mr. Li Dong Sheng
Mr. Iain Ferguson Bruce
Mr. Ian Charles Stone

Registered office:
Century Yard,
Cricket Square,
Hutchins Drive,
P.O. Box 2681 GT,
George Town,
Grand Cayman,
Cayman Islands

Principal place of business in Hong Kong:
Room 3002, 30th Floor,
Far East Finance Centre,
16 Harbour Road,
Hong Kong

30 March 2005

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the Annual General Meeting ("AGM") of Tencent Holdings Limited (the "Company") regarding (i) the granting to the directors of the Company ("Directors") of general and unconditional mandates for the issue and repurchase of the securities of the Company and (ii) the re-election of retiring Directors.

1. GENERAL MANDATE TO ISSUE SHARES

At the AGM, an ordinary resolution will be proposed for the shareholders to consider and, if thought fit, grant a general mandate to the Directors to exercise the power of the Company to allot, issue and deal with shares of HK$0.0001 each in the capital of the Company ("Shares") (the "Share Issue Mandate"). The Shares which may be allotted and issued pursuant to the Share Issue Mandate is up to 20% of the issued share capital of the Company on the date of passing the resolution approving the Share Issue Mandate. In addition, an ordinary resolution will also be proposed for the shareholders to consider and, if thought fit, approve the extension of the Share Issue Mandate by adding to the aggregate number of Shares which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the Share Issue Mandate the number of Shares purchased under the Share Repurchase Mandate referred to in section 2 below, if granted.

Details of the Share Issue Mandate and the extension of the Share Issue Mandate are respectively set out in Resolutions 5 and 7 in the Notice of the AGM set out on pages 11 to 13 of this circular. The Share Issue Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company (the "Articles") or by law to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Issue Mandate is revoked or varied by an ordinary resolution of the shareholders of the Company.

2. GENERAL MANDATE TO REPURCHASE SHARES

At the AGM, an ordinary resolution will be proposed for the shareholders to consider and, if thought fit, grant a general mandate to the Directors to exercise the power of the Company to repurchase Shares (the "Share Repurchase Mandate"). The Shares which may be repurchased pursuant to the Share Repurchase Mandate are up to 10% of the issued share capital of the Company on the date of passing the resolution approving the Share Repurchase Mandate.

As at 24 March 2005, the latest practicable date prior to the printing of this circular (the "Latest Practicable Date"), the issued share capital of the Company comprised 1,768,451,514 Shares. Assuming that there is no change in the issued share capital between the period from the Latest Practicable Date and the date of passing the resolution approving the Share Repurchase Mandate, the maximum number of Shares which may be repurchased pursuant to the Share Repurchase Mandate on the date of passing the resolution approving the Share Repurchase Mandate will be 176,845,151 Shares, which represent 10% of the then issued share capital of the Company.

An explanatory statement, giving certain information regarding the Share Repurchase Mandate, is set out in Appendix I to this circular. The Share Repurchase Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles or by law to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Repurchase Mandate is revoked or varied by an ordinary resolution of the shareholders of the Company.

3. RE-ELECTION OF DIRECTORS

In accordance with Article 86(3) of the Articles, Messrs. Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone, who were appointed on 20 April 2004, would retire at the AGM and, being eligible, would offer themselves for re-election. In accordance with Article 87 of the Articles, Messrs. Ma Huateng, Zhang Zhidong, Antonie Andries Roux and Charles St Leger Searle would retire at the AGM and, being eligible, would offer themselves for re-election. Details of the Directors who are proposed to be re-elected at the AGM are set out in Appendix II to this circular.

4. ANNUAL GENERAL MEETING

A notice convening the AGM to be held at Salon 4, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 27 April 2005 at 10:30 a.m. is set out on pages 11 to 13 of this circular.

The procedure by which shareholders of the Company may demand a poll at any general meeting of the Company is set out in section 5 below.

A proxy form for use at the AGM is enclosed, a copy of which can also be obtained via the website of The Stock Exchange of Hong Kong Limited. Whether or not you are able to attend the AGM, you are requested to complete the enclosed proxy form in accordance with the instructions printed thereon and return the same to the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting at the AGM or any adjourned meeting if you so wish.

5. RIGHT TO DEMAND A POLL

Pursuant to Article 66 of the Articles, at any general meeting, a resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

6. RECOMMENDATION

The Directors believe that the grant of the Share Issue Mandate and the Share Repurchase Mandate and the re-election of Directors to be proposed at the AGM are in the best interests of the Company and its shareholders. Accordingly, the board of Directors recommends you to vote in favour of the resolutions to be proposed at the AGM.

Yours faithfully,
Ma Huateng
Chairman

This Explanatory Statement includes information required under Rule 10.06(1)(b) of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") to be given to the shareholders of the Company in connection with the proposed share repurchase mandate to be granted to the Directors.

(a) **Listing Rules**

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their fully-paid up shares on the Stock Exchange subject to certain restrictions.

(b) **Shareholders' approval**

The Listing Rules provide that all on-market share repurchases by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by specific approval of a particular transaction or by a general mandate to the directors of the company to make such repurchases.

(c) **Exercise of the Share Repurchase Mandate**

As at the Latest Practicable Date, there were 1,768,451,514 ordinary Shares in issue. Subject to the passing of the ordinary resolution approving the Share Repurchase Mandate and on the basis that no further Shares are issued and no Shares are repurchased prior to the AGM, the Directors would be authorised under the Share Repurchase Mandate to repurchase a maximum of 176,845,151 Shares, which represent 10% of the then issued share capital of the Company.

(d) **Reasons for the Repurchase of Shares**

The Directors believe that the Share Repurchase Mandate is in the best interest of the Company and its shareholders. Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per Share. The Directors are seeking the grant of a general mandate to repurchase Shares to give the Company flexibility to do so if and when appropriate. The timing and the number(s), the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then prevailing.

(e) **Source of Funds**

Repurchases must be made out of funds which are legally available for such purpose in accordance with all applicable laws of the Cayman Islands and the Company's memorandum of association and the Articles. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

There could be adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the prospectus of the Company for the financial year ended 31 December 2003) in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or its gearing level.

(f) **Share Prices**

The highest and lowest prices at which the Shares had been traded on the Stock Exchange during each month from 16 June 2004, the date the Shares were first listed on the Stock Exchange, to the Latest Practicable Date were as follows:

	Share Prices (per Share)	
	Highest	**Lowest**
	HK$	*HK$*
2004		
June	4.625	3.950
July	4.450	3.375
August	4.050	3.375
September	3.975	3.450
October	4.800	3.800
November	6.050	4.425
December	6.350	4.625
2005		
January	4.975	4.275
February	5.400	4.550
March (up to the Latest Practicable Date)	5.950	4.975

(g) **Undertaking**

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Share Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates, currently intends to sell Shares to the Company or its subsidiaries in the event that the Share Repurchase Mandate is approved by the shareholders.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell the Shares to the Company, or has undertaken not to do so in the event that the Company is authorised to make repurchases of Shares.

(h) **Hong Kong Code on Takeovers and Mergers**

Pursuant to Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Code"), if as a result of a share repurchase, a shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purposes of the Code and, if such increase results in a change of control, may in certain circumstances give rise to an obligation to make a mandatory offer for Shares under Rule 26 of the Code.

As at the Latest Practicable Date, MIH QQ (BVI) Limited ("MIH") was interested in 630,240,380 Shares, representing approximately 35.64% of the issued share capital of the Company. In the event that the Directors exercised the Share Repurchase Mandate in full, the shareholding of MIH in the Company would be increased to approximately 39.60% of the issued share capital of the Company. The increase of MIH's proportionate interest in the Company will be treated as an acquisition for the purpose of the Code. Accordingly, MIH or a group of shareholders acting in concert with it could obtain or consolidate control of the Company and, when exceeding the 2% creeper, become obliged to make a mandatory offer in accordance with Rule 26 of the Code as a result of any such increase. Save as disclosed herein, the Directors are not aware of any consequences which may arise under the Code if the Share Repurchase Mandate is exercised. The Directors have no present intention to exercise the Share Repurchase Mandate to such an extent as would trigger the application of the Code in the manner described above.

(i) **Shares purchased by the Company**

The Company did not repurchase any Shares (whether on the Stock Exchange or otherwise) in the six months prior to the Latest Practicable Date.

The following are the particulars of the Directors proposed to be re-elected at the AGM:

1. **Li Dong Sheng**, age 48, has been an independent non-executive Director since April 2004. Mr. Li is the Chairman and CEO of TCL Corporation, the Chairman of the Hong Kong listed TCL Multimedia Technology Holdings Limited (formerly known as "TCL International Holdings Limited") and the Chairman of the Hong Kong listed TCL Communication Technology Holdings Limited, all of which companies produce consumer electronic products. Mr. Li graduated from Huanan Polytechnic University in 1982 with a Bachelor degree in radio technology and has more than ten years experience in the information technology field.

   As at the Latest Practicable Date, Mr. Li does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and does not hold any interest in Shares within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract between the Company and Mr. Li. Mr. Li's term is for one year but is subject to retirement and re-election at annual general meetings of the Company in accordance with the Articles. Mr. Li is entitled to a director's fee of HK$200,000 per annum and on a pro rata basis for the year 2004, which is determined with reference to his duties and responsibilities with the Company.

2. **Iain Ferguson Bruce**, age 64, has been an independent non-executive Director since April 2004. Mr. Bruce joined KPMG in Hong Kong in 1964 and was elected to its partnership in 1971. He was the Senior Partner of KPMG from 1991 until his retirement in 1996 and served as Chairman of KPMG Asia Pacific from 1993 to 1997. Since 1964, Mr. Bruce has been a member of the Institute of Chartered Accountants of Scotland and is a fellow of the Hong Kong Institute of Certified Public Accountants, with over 40 years' experience in the accounting profession. Mr. Bruce is currently an independent non-executive director of China Merchants DiChain (Asia) Ltd., a logistics platform operating company, Vitasoy International Holdings Ltd., a beverage manufacturing company, Wing On Company International Ltd., a department store operating and real property investment company, and Paul Y. Engineering Group Ltd., a construction and engineering services company. All of these companies are publicly listed companies in Hong Kong. Mr. Bruce is also a non-executive director of Noble Group Limited, a commodity trading company that is publicly listed in Singapore.

   As at the Latest Practicable Date, Mr. Bruce does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and does not hold any interest in Shares within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract between the Company and Mr. Bruce. Mr. Bruce's term is for one year but is subject to retirement and re-election at annual general meetings of the Company in accordance with the Articles. Mr. Bruce is entitled to a director's fee of HK$200,000 per annum and on a pro rata basis for the year 2004, which is determined with reference to his duties and responsibilities with the Company.

3. **Ian Charles Stone**, age 54, has been an independent non-executive Director since April 2004. Mr. Stone is a consultant for Pacific Century CyberWorks ("PCCW") and a director, and Chief Executive Officer ("CEO"), of UK Broadband, a 100% owned subsidiary of PCCW conducting business in the United Kingdom. Mr. Stone has more than 34 years of experience in the telecom and mobile industries. He was the Chief Executive Officer of SmarTone between 1999 and 2001.

Prior to joining SmarTone, he was Senior Adviser to First Pacific/PLDT of the First Pacific Group, Chief Operations Officer of Piltel, Managing Director of Pacific Link and Executive Director of Asialink, the regional telecom investment arm of First Pacific, respectively. Mr. Stone has also held senior positions at Cable & Wireless plc and Hong Kong Telecom.

As at the Latest Practicable Date, Mr. Stone does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and does not hold any interest in Shares within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract between the Company and Mr. Stone. Mr. Stone's term is for one year but is subject to retirement and re-election at annual general meetings of the Company in accordance with the Articles. Mr. Stone is entitled to a director's fee of HK$200,000 per annum and on a pro rata basis for the year 2004, which is determined with reference to his duties and responsibilities with the Company.

4. **Ma Huateng**, age 33, is an executive Director, Chairman of the Board and Chief Executive Officer of the Company. Mr. Ma has overall responsibilities for strategic planning and positioning and management of the Group. Mr. Ma is one of the core founders and has been employed by the Group since 1999. Prior to his current employment, Mr. Ma was in charge of research and development for Internet paging system development at China Motion Telecom Development Limited, a supplier of telecommunications services and products in China. Mr. Ma has a Bachelor of Science degree specializing in Computer & its Application obtained in 1993 from Shenzhen University and more than ten years of experience in the telecommunications and Internet industries.

   Mr. Ma is the beneficial owner of Advance Data Services Limited, a substantial shareholder of the Company, holding 242,483,080 Shares representing approximately 13.71% of the issued share capital of the Company within the meaning of Part XV of the Securities and Futures Ordinance; otherwise, he does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. There is a service contract between the Company and Mr. Ma for a term of three years from 25 March 2004. Mr. Ma is subject to retirement and re-election at annual general meetings of the Company in accordance with the Articles. Mr. Ma is entitled to an annual base salary after tax of RMB1,430,000 and other payment under any bonus program on a pro rata basis for the year 2004 according to the service contract with the Company.

5. **Zhang Zhidong**, age 33, is an executive Director and Chief Technology Officer of the Company. Mr. Zhang has overall responsibilities for the development of our proprietary technologies, including the basic IM platform and massive-scale online application systems. Mr. Zhang is one of the core founders and has been employed by the Group since 1999. Prior to his current employment, Mr. Zhang worked at Li Ming Network Group focusing on software and network application systems research and development. Mr. Zhang has a Bachelor of Science degree specializing in Computer & its Application obtained in 1993 from Shenzhen University and a Master's degree in Computer Application and System Structure from South China University of Technology obtained in 1996. Mr. Zhang has more than eight years of experience in the telecommunications and Internet industries.

Mr. Zhang is the beneficial owner of Best Update International Limited, a substantial shareholder of the Company, holding 108,085,530 Shares representing approximately 6.11% of the issued share capital of the Company within the meaning of Part XV of the Securities and Futures Ordinance; otherwise, he does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. There is a service contract between the Company and Mr. Zhang for a term of three years from 25 March 2004. Mr. Zhang is subject to retirement and re-election at annual general meetings of the Company in accordance with the Articles. Mr. Zhang is entitled to an annual base salary after tax of RMB1,430,000 and other payment under any bonus program on a pro rata basis for the year 2004 according to the service contract with the Company.

6. **Antonie Andries Roux**, age 47, has been a non-executive Director since 10 December 2002. Mr. Roux is currently Chief Executive Officer of Internet Operations for the MIH group companies, a position he has held since 2002. Mr. Roux joined the Naspers group in 1979 and was a founding member of M-Net in 1985. In 1997, he was appointed Chief Executive Officer of M-Web South Africa. Currently, Mr. Roux serves on the boards of directors of a number of companies that are subsidiaries of or associated companies with MIH, including Sportscn, Mweb (Thailand) Limited and M-Web Holdings (Pty) Limited. Mr. Roux has more than 25 years of experience in the telecommunications industry.

   Mr. Roux is related to MIH, the controlling shareholder of the Company; otherwise, as at the Latest Practicable Date, Mr. Roux does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and does not hold any interest in Shares within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract between the Company and Mr. Roux. Mr. Roux's term is for one year but is subject to retirement and re-election at annual general meetings of the Company in accordance with the Articles. Mr. Roux as a non-executive director is not entitled to any director's fee.

7. **Charles St Leger Searle**, age 41, has been a non-executive Director since 5 June 2001. Mr. Searle is currently the Director of Corporate Development for the MIH group companies in Asia. Prior to joining the MIH group companies, he held various corporate finance positions at Cable & Wireless plc and Hong Kong Telecom. Prior to joining Cable & Wireless plc, he was a senior corporate finance manager at Deloitte & Touche in London and Sydney. Currently, Mr. Searle serves on the boards of directors of a number of companies that are subsidiaries of or associated companies with MIH. Mr. Searle graduated from the University of Cape Town in 1987 with a Bachelor of Commerce degree and is a member of the Institute of Chartered Accountants in Australia (1992). Mr. Searle has more than ten years of experience in the telecommunications and Internet industries.

   Mr. Searle is related to MIH, the controlling shareholder of the Company; otherwise, as at the Latest Practicable Date, Mr. Searle does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and does not hold any interest in Shares within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract between the Company and Mr. Searle. Mr. Searle's term is for one year but is subject to retirement and re-election at annual general meetings of the Company in accordance with the Articles. Mr. Searle as a non-executive director is not entitled to any director's fee.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of Tencent Holdings Limited (the "Company") will be held at Salon 4, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 27 April 2005, at 10:30 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2004.

2. To declare a final dividend.

3. To re-elect Directors and authorize the Board of Directors to fix the Directors' remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

As special business, to consider and if thought fit, to pass with or without modification the following Resolutions as Ordinary Resolutions:

5. "**That**:

   (a) subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

   (b) the mandate in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the articles of association of the Company from time to time, shall not exceed twenty per cent (20%) of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**That**:

(a) a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HKD0.0001 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent (10%) of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution;

(b) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

7. "**That**, conditional upon the passing of Resolutions 5 and 6 set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution 6 shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution 5."

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 17 March 2005

Notes:

1. The register of members will be closed from Thursday, 21 April 2005 to Wednesday, 27 April 2005, both days inclusive, during which period no transfer of shares will be registered. In order to be entitled to attend and vote at the forthcoming Annual General Meeting and to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration no later than 4:00 p.m. on Wednesday, 20 April 2005.

2. Any member entitled to attend and vote at the Annual General Meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint one or, if he holds two more shares, more person(s) as his proxy or proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. To be valid, the form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a certified copy of such power of attorney or authority, must be deposited at the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

Form of Proxy for use at the

Annual General Meeting ("AGM") to be held on Wednesday, 27 April 2005

I/We (Note 1) ____

of ____

being the registered holder(s) of (Note 2) ____________ shares of HK$0.0001 each in the capital of Tencent Holdings Limited (the "Company") hereby appoint the Chairman of the AGM or, failing him (Note 3) ____________

of ____

as my/our proxy to attend and vote for me/us on my/our behalf at the AGM to be held at Salon 4, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 27 April 2005 at 10:30 a.m. and or at any adjournment thereof in respect of the resolutions set out in the notice of AGM as indicated below, and if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR (Note 4)	AGAINST (Note 4)
1	To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2004.		
2	To declare a final dividend.		
3(i)	(a) To re-elect Mr. Li Dong Sheng as director.		
	(b) To re-elect Mr. Iain Ferguson Bruce as director.		
	(c) To re-elect Mr. Ian Charles Stone as director.		
	(d) To re-elect Mr. Ma Huateng as director.		
	(e) To re-elect Mr. Zhang Zhidong as director.		
	(f) To re-elect Mr. Antonie Andries Roux as director.		
	(g) To re-elect Mr. Charles St Leger Searle as director.		
3(ii)	To authorize the Board of Directors to fix Directors' remuneration.		
4	To re-appoint Auditors and to authorize the Board of Directors to fix their remuneration.		
5	To grant a general mandate to the Directors to issue new shares (Ordinary Resolution 5 as set out in the notice of the AGM).		
6	To grant a general mandate to the Directors to repurchase shares (Ordinary Resolution 6 as set out in the notice of the AGM).		
7	To extend the general mandate to issue new shares by adding the number of shares repurchased (Ordinary Resolution 7 as set out in the notice of the AGM).		

Dated this ________ day of ________________ 2005 Signature of Shareholder(s) ________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this Form of Proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the AGM is preferred, strike out the words "the Chairman of the AGM or" and insert the name and address of the proxy desired in the space provided. If no name is inserted, the Chairman of the AGM will act as your proxy. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY OF THE RESOLUTIONS, PLEASE PLACE A "√" IN THE RELEVANT BOX MARKED "FOR"; IF YOU WISH TO VOTE AGAINST ANY OF THE RESOLUTIONS, PLEASE PLACE A "√" IN THE RELEVANT BOX MARKED "AGAINST".** Failure to tick either box of a resolution will entitle your proxy to cast your vote at his discretion in respect of that resolution. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the AGM other than those referred to in the Notice of the AGM.
5. This Form of Proxy must be signed by you or your attorney duly authorized in writing, or in the case of a corporation, must be either executed under its common seal or under the hand of an officer, attorney or other person duly authorized.
6. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the name stand in the register of Members.
7. To be valid, this Form of Proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited with the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 48 hours before the time appointed for the AGM (or any adjournment thereof).
8. Any member entitled to attend and vote at the AGM is entitled to appoint one or, if he holds two or more shares, more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a member of the Company.
9. Completion and delivery of this Form of Proxy will not preclude you from attending and voting at the AGM if you so wish.